                                                              FILED PURSUANT TO
                                                              RULE 424 (b) (3)
                                                              FILE NO: 333-12397
                                 GOLD KIST INC.

            $ 5,440,842--8.00%, FIFTEEN YEAR SUBORDINATED CAPITAL CERTIFICATES OF INTEREST (SERIES D)
 LOGO $ 6,118,384--7.75%, TEN YEAR SUBORDINATED CAPITAL CERTIFICATES OF INTEREST (SERIES D)
            $11,431,494--7.50%, SEVEN YEAR SUBORDINATED CAPITAL CERTIFICATES OF INTEREST (SERIES A)
            $10,611,399--7.25%, FIVE YEAR SUBORDINATED CAPITAL CERTIFICATES OF INTEREST (SERIES C)
            $13,150,887--6.40%, THREE YEAR SUBORDINATED CAPITAL CERTIFICATES OF INTEREST (SERIES A)
            $15,557,746--6.25%, TWO YEAR SUBORDINATED CAPITAL CERTIFICATES OF INTEREST (SERIES A)
            $19,159,388--6.00%, ONE YEAR SUBORDINATED LOAN CERTIFICATES
            (SERIES C)
            $30,656,736--6.10%, ONE YEAR SUBORDINATED LARGE DENOMINATION LOAN CERTIFICATES (SERIES A)
            $13,203,694--5.60%, SIX MONTH SUBORDINATED LARGE DENOMINATION LOAN CERTIFICATES (SERIES A)

--------------------------------------------------------------------------------
  The Subordinated Capital Certificates of Interest, Subordinated Loan Certificates and Subordinated Large Denomination Loan Certificates are
unsecured obligations of Gold Kist. The certificates of each series are redeemable, subject to certain limitations, by the holders, and the Five,
Seven, Ten and Fifteen Year Certificates are subject to redemption at the call of Gold Kist. The Certificates of each series are subordinated, in case of liquidation of Gold Kist, to "Superior Indebtedness." As of June 29, 1996, Superior Indebtedness (as defined in the indenture under which each series will be issued) amounted to approximately $519,254,000. See Description of Subordinated Capital Certificates of Interest and Description of Subordinated Loan Certificates and Subordinated Large Denomination Loan Certificates.
--------------------------------------------------------------------------------

  THESE SECURITIES  HAVE NOT BEEN  APPROVED OR DISAPPROVED BY  THE SECURITIES
     AND  EXCHANGE COMMISSION  NOR  HAS  THE  COMMISSION  PASSED UPON  THE
        ACCURACY OR ADEQUACY OF  THIS PROSPECTUS. ANY REPRESENTATION  TO
          THE CONTRARY  IS A CRIMINAL OFFENSE. SEE "RISK  FACTORS" ON
             PAGE 5.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                UNDERWRITING
                                                DISCOUNTS AND
                                     PRICE TO    COMMISSIONS  PROCEEDS TO GOLD
                                      PUBLIC       (1)(2)         KIST (2)
------------------------------------------------------------------------------
SUBORDINATED CAPITAL CERTIFICATES
 OF INTEREST
 Fifteen Year (Series D)--Per Unit
  (3)............................. $        500
 Total............................ $  5,440,842   $217,634      $  5,223,208
 Ten Year (Series D)--Per Unit
  (3)............................. $        500
 Total............................ $  6,118,384   $ 183,552     $  5,934,832
 Seven Year (Series A)--Per Unit
  (3)............................. $        500
 Total............................ $ 11,431,494   $ 285,787     $ 11,145,707
 Five Year (Series C)--Per Unit
  (3)............................. $        500
 Total............................ $ 10,611,399   $ 212,228     $ 10,399,171
 Three Year (Series A)--Per Unit
  (3)............................. $        500
 Total............................ $ 13,150,887   $ 131,509     $ 13,019,378
 Two Year (Series A)--Per Unit
  (3)............................. $        500
 Total............................ $ 15,557,746   $ 116,683     $ 15,441,063
SUBORDINATED LOAN CERTIFICATES
 One Year (Series C)--Per Unit
  (3)............................. $        500
 Total............................ $ 19,159,388    $ 95,797     $ 19,063,591
SUBORDINATED LARGE DENOMINATION
 LOAN CERTIFICATES
 One Year (Series A)--Per Unit
  (4)............................. $     50,000
 Total............................ $ 30,656,736   $ 153,284     $ 30,503,452
 Six Month (Series A)--Per Unit
  (5)............................. $     20,000
 Total............................ $ 13,203,694   $  33,009     $ 13,170,685

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  (1) Agvestments, Inc. ("Agvestments"), a wholly-owned subsidiary of Gold
Kist, has been engaged by Gold Kist to solicit from the public on a best efforts basis offers to purchase the securities described herein. All offers to purchase are subject to acceptance by Gold Kist. Gold Kist has agreed to pay all of the expenses and disbursements of Agvestments, including the commissions of its associated persons and to furnish all facilities, financing and accounting, clerical and recordkeeping services necessary for the conduct of Agvestments' business. Gold Kist has also agreed to pay all liabilities incurred by Agvestments, including liabilities under the Securities Act of
1933. The commissions to be paid to Agvestments' associated persons will be established by Agvestments from time to time within the following ranges of percentage of the sales price of the certificates: Six Month Certificates--
1/8- 1/4%; One Year Certificates-- 1/4- 1/2%; Two Year Certificates-- 1/2-
3/4%; Three Year Certificates-- 3/4-1%; Five Year Certificates--1-2%; Seven
Year Certificates--1.5-2.5%; Ten Year Certificates--2-3%; and Fifteen Year Certificates--2-4%. Agvestments offers cash bonuses to its associated persons under an incentive program, but in no event can the total compensation to any associated person exceed 5% of the sales price of certificates. Assuming that all registered certificates are sold and that the maximum incentive bonuses are earned by Agvestments' associated persons on such sales, the maximum compensation to be paid to Agvestments on the sale of $125,330,570 in face amount of certificates would total $1,454,182.
  Agvestments is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. ("NASD"). Agvestments' principal office is located at 244 Perimeter Center Parkway, N.E., Post Office Box 2210, Atlanta, Georgia 30301. This offering is being made in compliance with the terms of a partial exemption from the requirements of Schedule E of the NASD By-Laws. As a condition of this partial exemption, a minimum of 80 percent of the dollar amount of aggregate sales made in this offering must be to members, equity holders, producer-suppliers, non-member patrons or employees of Gold Kist, a subsidiary, franchisee or member association, or to holders of securities thereof within the past three years who were in one of the above categories at the time of purchase of such securities, or to family members or affiliates of one of the above.
  (2) The proceeds to Gold Kist of $123,876,388 are before deducting the expenses to be borne by Gold Kist of an estimated amount of $106,180. The certificates are offered on a best efforts basis for an indeterminate period of time, not expected to be in excess of two years. There is no requirement that a minimum amount of the securities of any series offered hereby must be sold.
  (3) All certificates are offered at par in minimum denominations of $500; however, certificates will be issued in any amount which is $500 or larger.
  (4) All certificates are offered at par in minimum denominations of $50,000; however, certificates will be issued in any amount which is $50,000 or larger.
  (5) All certificates are offered at par in minimum denominations of $20,000; however, certificates will be issued in any amount which is $20,000 or larger.
                                ---------------

                               AGVESTMENTS, INC.

                The Date of this Prospectus is October 28, 1996

                             AVAILABLE INFORMATION

  Gold Kist is subject to the informational requirements of the Securities Exchange Act of 1934 and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports and other information filed by Gold Kist can be inspected and copied at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: Northeast Regional Office, 7 World Trade Center, Suite 1300, New York, N.Y. 10008; and Midwest Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained by mail from the Public Reference Section of the Commission, 450 Fifth Street N.W., Washington, D.C. 20549 at prescribed rates. In addition, the Commission maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

  Gold Kist has filed with the Securities and Exchange Commission Registration Statements under the Securities Act of 1933 with respect to the securities offered hereby. This Prospectus does not contain all information set forth in the Registration Statements, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to Gold Kist and the securities offered hereby, reference is made to the Registration Statements, including the exhibits, consolidated financial statements and schedules filed as a part thereof. The Registration Statements may be inspected without charge at the principal offices of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. Copies of the Registration Statements, or any part thereof, may be obtained from the Commission's principal office in Washington, D.C. upon payment of the fees prescribed by the Commission.

  The summaries or descriptions of documents in this Prospectus do not purport to be complete, and where any such document is an exhibit to the Registration Statement, each such statement is qualified in all respects by the provisions of such exhibit, to which reference is hereby made for a full statement of its provisions.

                     INFORMATION INCORPORATED BY REFERENCE

  The Annual Report on Form 10-K for the fiscal year ended June 29, 1996, which was filed by Gold Kist with the Securities and Exchange Commission, is incorporated into this Prospectus by reference.

  Gold Kist will furnish without charge to each person to whom this Prospectus is delivered, on the request of such person, a copy of any and all of the information that has been incorporated by reference in the Registration Statement (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that the Registration Statement incorporates). Such request should be directed to Jack L. Lawing, Corporate Secretary, Gold Kist Inc., 244 Perimeter Center Parkway, N.E., Atlanta, Georgia 30346, whose telephone number is (770) 393-5000.

                               PROSPECTUS SUMMARY

  The following summary highlights certain information about Gold Kist Inc. and is qualified in its entirety by the detailed information and financial statements and related notes appearing elsewhere in this Prospectus.

                                THE ASSOCIATION

  Gold Kist Inc. ("Gold Kist" or the "Association") is a diversified agricultural membership cooperative association, headquartered in Atlanta, Georgia. Gold Kist serves approximately 29,000 active farmer members and other cooperative associations located principally in the southeastern United States. Gold Kist both markets products and purchases supplies and equipment for its members. See Business.

                                  THE OFFERING

  The various classes of securities described below are offered for sale.

SECURITIES OFFERED

                                                                     AGGREGATE
                     DESCRIPTION OF SECURITIES                      FACE AMOUNT
                     -------------------------                      ------------
Subordinated Capital Certificates of Interest
 15 year maturity, Series D (Interest as indicated on the front cover of this Prospectus)........................................ $  5,440,842
 10 year maturity, Series D (Interest as indicated on the front cover of this Prospectus)........................................ $  6,118,384
 7 year maturity, Series A (Interest as indicated on the front cover of this Prospectus)........................................ $ 11,431,494
 5 year maturity, Series C (Interest as indicated on the front cover of this Prospectus)........................................ $ 10,611,399
 3 year maturity, Series A (Interest as indicated on the front cover of this Prospectus)........................................ $ 13,150,887
 2 year maturity, Series A (Interest as indicated on the front cover of this Prospectus)........................................ $ 15,557,746
Subordinated Loan Certificates
 1 year maturity, Series C (Interest as indicated on the front cover of this Prospectus)........................................ $ 19,159,388
Subordinated Large Denomination Loan Certificates
 1 year maturity, Series A (Interest as indicated on the front cover of this Prospectus)........................................ $ 30,656,736
 6 month maturity, Series A (Interest as indicated on the front cover of this Prospectus)........................................ $ 13,203,694

 Equivalent Subordination

  The Subordinated Capital Certificates of Interest, the Subordinated Loan Certificates and the Subordinated Large Denomination Loan Certificates of each class rank equally under their respective subordination provisions. See Description of Subordinated Capital Certificates of Interest--Subordination, and Description of Subordinated Loan Certificates and Subordinated Large Denomination Loan Certificates--Subordination.

 Redemption at Request of Certificateholder

  The certificates of each class may be redeemed prior to maturity upon the death of a certificateholder or, subject to quarterly amount limitations except in the case of the Subordinated Loan Certificates and Subordinated Large Denomination Loan Certificates, at any time. Redemption prior to maturity, other than upon the death of a certificateholder, requires a substantial redemption penalty which, under certain circumstances, could exceed the amount of interest paid or accrued on the certificate to the date of redemption, thus resulting in a redemption price which is less than the principal amount of the certificate. See Description of Subordinated Capital Certificates of Interest-- Redemption at the Request of Certificateholder, and Description of Subordinated Loan Certificates and Subordinated Large Denomination Loan Certificates-- Redemption at the Request of Certificateholder.

  The indentures governing the Subordinated Capital Certificates of Interest, the Subordinated Loan Certificates and the Subordinated Large Denomination Loan Certificates of each series do not contain additional redemption provisions requiring Gold Kist to repurchase the certificates at the request of the certificateholder upon the occurrence of a change in control of Gold Kist, nor do the indentures contain any provisions designed to afford protection to certificateholders in the event of a highly leveraged transaction involving Gold Kist.

 Redemption at the Option of Gold Kist

  In addition to redemptions at the request of the certificateholder, Gold Kist may, at its option, redeem all or, from time to time, any part of the certificates of five, seven, ten and fifteen year maturity on any date prior to maturity. In such event, the redemption price would be 100% of the principal amount redeemed, plus accrued but unpaid interest on that amount, plus a substantial redemption premium. See Description of Subordinated Capital Certificates of Interest--Redemption at the Option of Gold Kist.

METHOD OF SALE

  The securities are offered for sale by Agvestments, Inc. on a best efforts basis.

SELLING PRICE

  The securities are offered at par.

USE OF PROCEEDS

  The proceeds from this offering of securities will be used primarily to repay a portion of the Association's other indebtedness and for general corporate purposes. See Use of Proceeds.

MATERIAL RISKS

  Reference is made to the section of this Prospectus entitled Risk Factors.

SUMMARY OF SELECTED FINANCIAL INFORMATION

                                  FOR FISCAL YEARS ENDED (000'S OMITTED)
                            ---------------------------------------------------
                             JUNE 27,   JUNE 26,  JUNE 25,   JULY 1,  JUNE 29,
                               1992       1993      1994      1995      1996
                            ----------  --------- --------- --------- ---------
Consolidated Statement of
 Operations Data:
 Net sales volume.........  $1,300,906  1,400,566 1,561,034 1,688,537 1,955,569
 Net margins (loss)(A)....  $  (20,614)    27,238    39,404    11,751    37,032
 Ratio of net margins
  (loss) to fixed
  charges(B)..............         1.4        3.2       3.7       2.0       3.2
                                          AS OF (000'S OMITTED)
                            ---------------------------------------------------
                             JUNE 27,   JUNE 26,  JUNE 25,   JULY 1,  JUNE 29,
                               1992       1993      1994      1995      1996
                            ----------  --------- --------- --------- ---------
Consolidated Balance Sheet
 Data:
 Total assets.............  $  676,698    665,102   716,432   821,637   975,960
 Total liabilities........  $  382,789    354,889   394,754   482,675   621,378
 Patrons' and other
  equity(A)...............  $  271,456    285,620   296,662   314,990   326,410

--------
A. See Note 6 and Note 9(a) of Notes to Consolidated Financial Statements.
B. See Selected Consolidated Financial Data, Note C.

                                 RISK FACTORS

LACK OF ESTABLISHED MARKET FOR SECURITIES OFFERED

  There is no established market for the Subordinated Capital Certificates of Interest, Subordinated Loan Certificates and Subordinated Large Denomination Loan Certificates presently outstanding, and it is unlikely that a market will be available in which the certificates offered by this Prospectus can be sold.

SUBORDINATION OF SECURITIES OFFERED

  Payment of the principal and interest on the Subordinated Capital Certificates of Interest, Subordinated Loan Certificates and Subordinated Large Denomination Loan Certificates of each series offered hereby is subordinated in right of payment, in case of liquidation of Gold Kist, to the prior payment in full of the principal of and interest on "Superior Indebtedness," as set forth in the indentures under which each series of Subordinated Capital Certificates of Interest, Subordinated Loan Certificates and Subordinated Large Denomination Loan Certificates will be issued. As of June 29, 1996, Superior Indebtedness (as defined in the indentures) amounted to approximately $519,254,000 and additional Superior Indebtedness, without limitation, may be created from time to time. See Description of Subordinated Capital Certificates of Interest--Subordination, and Description of Subordinated Loan Certificates and Subordinated Large Denomination Loan Certificates--Subordination.

AFFILIATED UNDERWRITER

  Agvestments, Inc. is a wholly-owned subsidiary of Gold Kist. Under the terms of an agreement with Gold Kist, Agvestments' business is restricted to the offering and sale of securities issued by Gold Kist. This offering is being made in compliance with the terms of a partial exemption from the requirements of Schedule E of the NASD By-Laws; no persons other than associated persons of Gold Kist or Agvestments participated in determining the price and other terms of the securities offered hereby. The rate of interest borne by certificates of each series is determined from time to time by the Board of Directors of Gold Kist or its delegates, who are officers of Gold Kist, but no change in the rate affects any certificates theretofore issued. The rates are reexamined weekly by officers of Gold Kist and Agvestments, and a pricing determination is made based upon the yields offered on debt securities of comparable maturities issued by the United States Government and other market factors.

AGRICULTURE AND AGRIBUSINESS INDUSTRY

  Gold Kist's business is principally composed of operations in agriculture and related agribusiness industries. The nature of agribusiness industry in general, including poultry processing and marketing, is such that supply and demand market forces exert significant influence upon the operations of firms engaged in these businesses. Demand for the products produced, processed and marketed by Gold Kist is often influenced by supplies and prices of alternative products. Historically, weather has also had a significant impact on the farm economy and the operating results of agribusinesses such as Gold Kist. Additionally, as is common with other businesses involving perishable commodities, the poultry and other operations of Gold Kist have demonstrated a cyclical nature with varying levels of profits, and to a lesser extent losses, over periods of years. Management is unable to predict whether, and to what extent, such factors and conditions will affect the Association's operating results in the future.

PENDING LITIGATION

  In January 1993, certain Alabama member patrons of the Association filed a lawsuit, subsequently certified as a class action, in the Circuit Court of Jefferson County, Alabama, Tenth Judicial Circuit, against the Association and Golden Poultry Company, Inc. ("Golden Poultry") and certain directors and officers of the companies. (Ronald Pete Windham and Windham Enterprises, Inc. on their behalf and on behalf of and for the use and benefit of Gold Kist, Inc. and its shareholders/members v. Harold O. Chitwood, individually in his capacity as an officer of Gold Kist and a Director of Golden Poultry; et al). After a jury verdict in favor of the plaintiffs, the Court entered a Final Judgment and Decree on September 13, 1996, under which Gold Kist was directed to acquire the Golden Poultry stock held by any current officers or directors of Gold Kist and their spouses and minor children. The Court also ordered Gold Kist to cause the surrender of all Golden Poultry stock options held by Gold Kist officers and directors or the exercise of such options and purchase by Gold Kist of the resultant stock, to redeem from eligible members approximately $21.2 million of notified equity of Gold Kist, to pay $4.2 million in attorney's fees to the plaintiffs attorneys and to establish a policy prohibiting officers and directors of Gold Kist from future ownership of Golden Poultry stock. An appeal of the Final Judgment may be filed by the parties, which could have the effect of staying the Final Judgment pending the outcome of any appeal. See Note 8 of Notes to Consolidated Financial Statements.

                                GOLD KIST INC.

  Gold Kist Inc. is a diversified agricultural membership cooperative association, headquartered in Atlanta, Georgia. Gold Kist serves approximately 29,000 active farmer members located principally in the southeastern United States. In addition, other cooperative associations are members.

  Gold Kist is both a marketing and purchasing cooperative; it markets products and commodities and purchases supplies and equipment for its members. The Association also engages in marketing and purchasing transactions with nonmembers. Transactions with its members are on a cooperative basis, and members are entitled to receive patronage refunds out of net margins earned on such business. See Business--Patronage Refunds. Patronage refunds are not paid to nonmembers. The Association also engages in non-cooperative activities through subsidiaries and partnerships.

  Gold Kist conducts broiler and pork production operations, providing both marketing and purchasing services to producers. Gold Kist also purchases or manufactures feed, seed, fertilizers, pesticides, animal health products and other farm supply items for sale at wholesale and retail. Additionally, the Association is engaged in the processing, storage and marketing of cotton, serves as a contract procurement agent for, and stores, farm commodities such as soybeans and grain, and is a partner in a major peanut processing and marketing business and in a pecan processing and marketing business.

  The Association's principal office is located at 244 Perimeter Center Parkway, N.E., Atlanta, Georgia 30346, and its telephone number is (770) 393-5000.

                                USE OF PROCEEDS

  The maximum net proceeds to Gold Kist from the sale of the certificates offered hereby are estimated to be $123,876,388 before deduction of expenses estimated to be $106,180. The proceeds will be used in the following order of priority. Approximately $41,321,000 of the proceeds will be used for the repayment or redemption of outstanding Gold Kist Certificates of Interest, Loan Certificates and Large Denomination Loan Certificates which will mature during the twelve-month period ending October 31, 1997. The rates of interest borne by such indebtedness are set forth in Note 4 of Notes to Consolidated Financial Statements. Any remaining proceeds will be used for general corporate purposes, including additional production and processing plant capacity expansion and additional working capital.

  The Subordinated Capital Certificates of Interest, Subordinated Loan Certificates and Subordinated Large Denomination Loan Certificates are being offered as a continuous offering on a "best efforts" basis by Agvestments, Inc. Consequently, no assurance can be given as to the amount of Subordinated Capital Certificates of Interest, Subordinated Loan Certificates or Subordinated Large Denomination Loan Certificates that will be sold or as to the amount of net proceeds therefrom which will be available to Gold Kist from time to time. If substantially less than the maximum proceeds are obtained, to the extent that cash flow from future operations is not sufficient, Gold Kist would borrow necessary additional funds from banks and other lenders. See Note 4 of Notes to Consolidated Financial Statements.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The selected consolidated financial data presented below under the captions "Consolidated Statement of Operations Data" for each of the years in the five-year period ended June 29, 1996 and "Consolidated Balance Sheet Data" as of June 27, 1992, June 26, 1993, June 25, 1994, July 1, 1995, and June 29, 1996
are derived from the consolidated financial statements of Gold Kist Inc. and subsidiaries, which consolidated financial statements have been audited by KPMG Peat Marwick LLP, independent auditors. The consolidated financial statements as of July 1, 1995 and June 29, 1996 and for each of the years in the three-year period ended June 29, 1996, and the report thereon of KPMG Peat Marwick LLP, which is based partially upon the report of other auditors, are included elsewhere herein. The information set forth below should be read in conjunction with Management's Discussion and Analysis of Consolidated Results of Operations and Financial Condition and the aforementioned consolidated financial statements, the related notes and the audit report, which refers to changes in accounting for income taxes and for certain investments in debt and equity securities, included elsewhere herein.

                                                  FOR FISCAL YEARS ENDED (000'S OMITTED)
                                            ---------------------------------------------------
                                             JUNE 27,   JUNE 26,  JUNE 25,   JULY 1,  JUNE 29,
                                               1992       1993      1994      1995      1996
                                            ----------  --------- --------- --------- ---------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net sales volume..........................  $1,300,906  1,400,566 1,561,034 1,688,537 1,955,569
                                            ==========  ========= ========= ========= =========
Interest expense..........................  $   18,545     17,163    13,924    17,525    21,065
                                            ==========  ========= ========= ========= =========
Margins (loss) before cumulative effect of
 accounting changes.......................  $   (1,643)    27,238    34,065    11,751    37,032
Cumulative effect of changes in
 accounting:
  Income taxes (A)........................  $      --         --      5,339       --        --
  Postretirement benefits other than
   pensions (net of $10,698 income tax
   benefit)...............................  $  (18,971)       --        --        --        --
                                            ----------  --------- --------- --------- ---------
Net margins (loss)........................  $  (20,614)    27,238    39,404    11,751    37,032
                                            ==========  ========= ========= ========= =========
Ratio of net margins (loss) to fixed
 charges (C)..............................         1.4        3.2       3.8       2.0       3.2
                                            ==========  ========= ========= ========= =========
                                                          AS OF (000'S OMITTED)
                                            ---------------------------------------------------
                                             JUNE 27,   JUNE 26,  JUNE 25,   JULY 1,  JUNE 29,
                                               1992       1993      1994      1995      1996
                                            ----------  --------- --------- --------- ---------
CONSOLIDATED BALANCE SHEET DATA:
Working capital...........................  $  108,045    140,629   139,847   146,585   184,457
                                            ==========  ========= ========= ========= =========
Total assets..............................  $  676,698    665,102   716,432   821,637   975,960
                                            ==========  ========= ========= ========= =========
Long-term liabilities.....................  $  159,449    152,792   144,992   178,777   233,291
                                            ==========  ========= ========= ========= =========
Total liabilities.........................  $  382,789    354,889   394,754   482,675   621,378
                                            ==========  ========= ========= ========= =========
Patrons' and other equity (B).............  $  271,456    285,620   296,662   314,990   326,410
                                            ==========  ========= ========= ========= =========
Current ratio.............................        1.48       1.70      1.56      1.48      1.48
                                            ==========  ========= ========= ========= =========
Ratio of long-term liabilities to total
 capitalization...........................  %    37.00      34.85     32.83     36.21     41.68
                                            ==========  ========= ========= ========= =========

--------
Note:
(A) See Note 6 of Notes to Consolidated Financial Statements.
(B) See Note 9(a) of Notes to Consolidated Financial Statements.
(C) The ratio is calculated by dividing the sum of margins (loss) before cumulative effect of change in accounting principle, income tax expense (benefit), equity in the earnings (loss) of certain partially-owned affiliates, minority interest in earnings (loss) of subsidiary, adjusted to exclude earnings not distributed of partially-owned affiliates, interest capitalized and fixed charges by fixed charges. Fixed charges consist of interest charges on all indebtedness and that portion of rentals considered to be the interest factor. The ratio computation does not include interest charges incurred by Golden Peanut Company of $8,151, $9,126, $10,113, $15,249 and $10,290 for 1991, 1992, 1993, 1994, 1995, and
    1996, respectively.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          CONSOLIDATED RESULTS OF OPERATIONS AND FINANCIAL CONDITION

  The nature of the poultry industry and the agriculture (agribusiness) industry in general is such that supply and demand market forces exert a significant amount of influence over the operations of firms engaged in these businesses. Prices of commodities react directly to supply and demand. Additionally, demand for poultry and other agricultural products produced, processed and marketed by Gold Kist is often influenced by supplies and prices of alternative products.

  As with other perishable commodity businesses, the integrated poultry industry has demonstrated a cyclical nature with varying levels of profits, and to a lesser extent, losses over its thirty-six year history. Although the industry has been profitable since 1983 with the exception of a brief period during 1992 and 1996, net margins have varied from year to year in response to market fundamentals. The following addresses the various factors that have influenced poultry industry profitability during the past five years. Low broiler market prices were experienced throughout 1992 as a result of the economic recession affecting the United States, the decline in poultry exports and excess industry supply. Improved market prices in 1993 and 1994 were the result of a general economic recovery in the United States and increased demand for poultry products. During 1995, broiler market prices declined due to the large supply of competing meats, such as beef and pork, and the continuation of broiler industry expansion. During 1996, broiler market prices increased approximately 10% as compared to 1995 as a result of hot, dry weather conditions that reduced meat production in the summer of 1995, as well as lower than expected industry expansion and increased exports. According to USDA estimates, the supply of broilers is expected to increase at a 5.5% rate in 1996 and a 5.7% rate in 1997 as compared to the 6.7% average annual increase between 1992 and 1995. In 1992, market prices increased for corn and soybean meal as supplies came in balance with world demand. The record 1992 domestic corn harvest brought lower feed ingredient prices in 1993. In 1994, feed ingredient prices increased substantially as a result of the reduced corn harvest in 1993. As a result of the increase in planted corn and soybean acreage and favorable growing conditions in the summer of 1994, market prices for feed ingredients declined in 1995. Average cash market prices for corn and soybean meal increased 59% and 30%, respectively, during 1996 as compared to 1995 due to the weather reduced 1995 harvest and strong export demand.

  Historically, weather has had a significant impact on the farm economy and the operating results of the Association. Generally, favorable weather conditions throughout 1992 provided for a near perfect planting season in the Southeast, which contributed to improved 1992 operating results in the Agri-Services segment. Wet weather conditions in the Southeast during the 1993 spring planting season reduced corn and peanut acreage and were followed by early summer drought conditions. These inclement weather factors had a negative impact on 1993 Agri-Services operating results. Flooding in the Midwestern United States during the summer of 1993 severely impacted the domestic grain harvest and boosted feed ingredient prices to near record levels. Hot, dry weather conditions in the late summer of 1993 damaged pastures in the Southeast, which resulted in increased sales of agricultural products in 1994. In addition, favorable spring weather conditions contributed to increased planting activity in 1994. In 1995, generally favorable spring weather conditions in the Southeast contributed to increased sales of agricultural inputs in the Association's primary retail sales area. However, wet weather conditions in the Delta and Midwest regions of the U.S. negatively impacted market prices for corn, seed and certain fertilizers in areas where these products are sold through independent dealers and four of the Association's retail stores. Inclement weather conditions in the summer of 1995 reduced the Southeastern cotton, peanut and corn harvest, which impacted farm income. The weather reduced 1995 grain harvest in the Midwestern U.S. boosted farm commodity prices; thus contributing to increased spring 1996 plantings in the Southeast and Delta regions. Also, favorable spring weather contributed to the increase in sales of agricultural inputs in 1996.

  Export sales for 1994, 1995 and 1996 were $37.7 million, $70.1 million and $100.1 million, respectively. In 1995 and 1996, export sales increased primarily as a result of the demand for poultry from Russia and the Far East. Export sales of poultry products will be influenced by credit availability to foreign countries, political and economic stability, particularly in Russia, Eastern European nations and Mexico, and the United States government's willingness to support the industry through export enhancements.

  The Association's operations are classified into two reportable business segments. See Note 10 of Notes to Consolidated Financial Statements. The discussion of results of operations relates the effects of these significant economic factors on those segments for each of the years in the three-year period ended June 29, 1996.

                             RESULTS OF OPERATIONS

  Fiscal 1995 Compared to Fiscal 1994

  The Association's accounting cycle resulted in 53 weeks of operations in 1995 and 52 weeks in 1994.

  Net sales volume for 1995 was $1.7 billion, which represented an 8.2% increase over the prior fiscal year. Net margins from operations, before general corporate expenses and other deductions, were $42.5 million as compared to $60.6 million for 1994. The decline in net margins from operations was due primarily to lower market prices for poultry products.

  The Poultry segment's net sales volume of $1.3 billion was up 6.0% from 1994 as a result of increased pounds of poultry sold, which was partially offset by lower average selling prices. The decline in average selling prices contributed to a 35% decline in net margins from operations to $34.1 million. The 4.9% decline in average selling prices for 1995 was due to excessive supplies of competing meats and increased broiler industry production. The impact of the decline in selling prices on net sales was offset by an 11.0% increase in poultry pounds sold. The decline in poultry net margins from operations was partially offset by an 8.6% decline in feed ingredient costs. Due to lower pork market prices, the poultry segment's Pork Division incurred a net loss of $3.7 million as compared to a net margin of $775,000 for 1994.

  In the Agri-Services segment, net sales volume for 1995 of $433.4 million increased 14.9% as compared to 1994 due to increased sales of agricultural production inputs, including fertilizer, chemicals and farm supplies sold through the Association's farm supply stores and independent dealers. The net sales increase for 1995 was due to increased sales prices for fertilizer, increased application in the Southeast related to the increase in cotton acreage and the addition of five retail outlets primarily in the Mississippi Delta region. Net margins from operations for 1995 were $8.4 million. Net margins from operations for 1995 were negatively affected by lower margins on seed corn sold in the Midwest, reduced gross margins on retail fertilizer sales and expenses related to the closing of four suburban retail stores. However, the impact of these items on 1995 net margins from operations was partially offset by $3.9 million in patronage refunds from other cooperatives.

  Distribution, administrative and general expenses for 1995 and 1994 were $131.4 million and $121.4 million, respectively, which represent 7.8% of net sales volume. The $10.0 million increase reflects the growth in the Agri-Services operations, which was partially offset by lower incentive compensation expenses related to the decrease in net operating margins.

  The various components included in other income (deductions) represented a deduction of $9.5 million for 1995 as compared to $4.3 million for 1994. Interest income of $8.8 million for 1995 increased $2.0 million as a result of increased crop financing for patrons and other customers. Interest expense for 1995 was $17.5 million as compared to $13.9 million in 1994 due to increased average borrowings of approximately 10.0% and higher interest rates on short-term borrowings. In 1995, interest expense includes $1.6 million related to income tax litigation. The Association's $9.6 million pro rata share of the Golden Peanut Company's 1995 loss (equity in loss of partnership) represented a significant portion of other income (deductions) for 1995. The decline in Golden Peanut Company's 1995 operating results was primarily the result of low peanut selling prices resulting from the general oversupply situation that exists for domestic and export peanuts, reduced U.S. consumption of peanut products and the increase of peanut based foods imported into the United States. See Note 9(b) of Notes to Consolidated Financial Statements. The $3.1 million gain on sale of investments represents the sale of common stock in two agricultural related entities. Miscellaneous, net for 1995 includes the Association's $1.7 million pro rata share in the loss of a partially-owned foreign affiliate whose principal business activities include the marketing, purchasing and resale of edible peanuts. In 1994, the Association recognized income of $250,000 on this investment. Miscellaneous, net for 1995 includes $1.7 million representing the Association's equity in the earnings of a pecan processing and marketing enterprise in South Carolina. Net rental income of approximately $2.0 million and $1.8 million, respectively, was included in miscellaneous, net for 1995 and 1994.

  In 1995 and 1994, the Association's combined federal and state effective tax rates were 51% and 30%, respectively. The effective tax rate for 1995 reflects $5.5 million of additional tax related to an adverse tax court decision. See
Note 6 of Notes to Consolidated Financial Statements.

 Fiscal 1996 Compared to Fiscal 1995

  Net sales volume of approximately $2.0 billion for 1996 represented a 15.8% or $267.0 million increase as compared to 1995. Net margins from operations, before general corporate expenses and other deductions, were $80.3 million in 1996 as compared to $42.5 million in 1995. The increase in net margins from operations was due primarily to increased margins in the Poultry segment.

  The Poultry segment had net sales of $1.4 billion for 1996, an increase of 12.5% or $157.0 million as compared to 1995. The increase in net sales was due primarily to a 5.0% increase in average selling prices and a 7.5% increase in pounds of poultry sold. Market prices for poultry products strengthened in 1996 as a result of lower-than-expected U.S. broiler production and strong export demand for poultry products. The increase in pounds sold was due to changes in product mix requiring larger broilers for the production of deboned poultry products. Poultry segment's net margins from operations for 1996 were $70.2 million as compared to $34.1 million for 1995. The increase in net margins was due primarily to higher selling prices for poultry products, which was partially offset by increased feed ingredient costs. Although average cash commodity prices for feed grains, such as corn and soybean meal increased 59% and 30%, respectively, from a year ago, the Association's forward purchasing and hedging strategies resulted in a relatively modest 8% increase in feed ingredient costs for 1996. The Pork Division had a net operating margin of $240,000 for 1996 as compared to a $3.7 million net loss for 1995.

  The Agri-Services segment's 1996 net sales volume of $543.5 million increased 25.4% or $110.0 million as compared to 1995. The increase in net sales volume was due primarily to the marketing of Southeast cotton, as well as increased sales of fertilizers, chemicals and seeds through the Association's retail stores. A substantial portion of the agricultural sales increase was attributed to facilities acquired in the Mississippi-Delta region in 1995. The Agri-Services segment's net margins from operations for 1996 were $10.1 million as compared to $8.4 million for 1995. The increase was due primarily to patronage refunds from other cooperatives that totaled $9.3 million for 1996 as compared to $3.9 million in 1995. A substantial portion of the patronage refunds were distributed by a major fertilizer cooperative. The Retail Store Division had lower net operating margins in 1996 as a result of losses in the Mississippi-Delta operations acquired in 1995. The Agri-Services segment's net margins from operations reflects a $2.1 million net loss from an agricultural equipment manufacturing operation that was sold in 1996.

  Distribution, administrative and general expenses for 1996 and 1995 were $155.7 million and $131.4 million, respectively. The $24.3 million increase reflects the growth in operations, as well as increased incentive compensation expenses related to the increase in margins before income taxes. Increased litigation related expenses also contributed to the overall increase in distribution, administrative and general expenses.

  The various components included in other income (deductions) represented a deduction of $6.3 million for 1996 as compared to $9.5 million for 1995. Interest income of $9.9 million for 1996 increased $1.2 million as a result of increased crop financing for patrons and other customers. Interest expense for 1996 was $21.1 million as compared to $17.5 million in 1995. The increase was due to a 55% increase in average borrowings, which was partially offset by lower interest rates on short-term borrowings. Interest expense for 1995 included $1.6 million related to income tax litigation. Equity in loss of partnership represents the Association's 33 1/3% pro rata share of the Golden Peanut Company's 1996 loss. See Note 9(b) of Notes to Consolidated Financial Statements. Miscellaneous, net for 1996 includes the Association's $422,000 pro rata share in the earnings of a partially-owned foreign affiliate whose principal business activities include the marketing, purchasing and resale of edible peanuts. In 1995, the Association recognized a loss of $1.7 million on this investment. Miscellaneous, net for 1996 and 1995 includes $1.0 million and $1.7 million, respectively, representing the Association's equity in the earnings of a pecan processing and marketing enterprise in South Carolina. Net rental income of approximately $1.8 million and $2.0 million, respectively, was included in miscellaneous, net for 1996 and 1995.

  In 1996 and 1995, the Association's combined federal and state effective income tax rates were 33% and 51%, respectively. The effective tax rate for 1995 reflects $5.5 million of additional income tax related to an adverse tax court decision. See Note 6 of Notes to Consolidated Financial Statements.

                              FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES

  The Association's liquidity is dependent upon funds from operations and external sources of financing. The principal sources of external short-term financing are proceeds from the continuous offering of Subordinated Loan Certificates, an unsecured committed credit facility with a group of banks and uncommitted letters and lines of credit. In August 1996, the Association entered into a $250 million unsecured committed credit facility with nine commercial banks. The new facility includes a five-year $125 million revolving credit commitment and a $125 million 364-day line of credit commitment. Subsequently, the Association had unused loan commitments of $140.0 million and additional unused uncommitted facilities to provide loans and letters of credit from banks aggregating approximately $83.1 million. The primary sources of external long-term financing are a note agreement with an insurance company, proceeds from the continuous offering of Subordinated Capital Certificates of Interest and revolving credit agreements. See Note 4 of Notes to Consolidated Financial Statements.

  Covenants under the terms of the loan agreements with lenders include conditions that could limit short-term and long-term financing available from various external sources. The terms require a ratio of current assets to current liabilities of not less than 1.20:1, the ratio of senior funded debt to total capitalization not to exceed 40% and total funded debt to total capitalization not to exceed 50%. At June 29, 1996, Gold Kist's current ratio, senior funded debt to total capitalization and total funded debt to capitalization, determined under the loan agreements, were 1.40:1, 31% and 44%, respectively. The loan agreements apply to the Association and its subsidiaries, excluding Golden Poultry. At June 29, 1996, the Association was in compliance with the agreements. See Note 4 of Notes to Consolidated Financial Statements.

  In 1994, existing cash balances, proceeds from long-term debt and short-term borrowings, and net cash provided by operations of $36.8 million were used for capital expenditures, repayments of long-term debt, patronage refunds and other equity payments. Capital expenditures in 1994 included $32.7 million related to expansion and improvements in poultry operations, as well as $3.8 million for improvements to retail stores and other agricultural operations. During 1994, the Association had cash payments of approximately $22.7 million for patronage refunds and other equity payments. These payments included $10.2 million representing the redemption of Revolving Fund Certificates and Cumulative Preferred Capital Certificates of Interest with no fixed maturities. Accounts receivable increased during 1994 primarily as a result of increased crop loans to patrons and financing provided to independent agricultural products distributors, as well as increased poultry sales. Inventories during 1994 increased as a result of increased broiler production, higher poultry selling prices and increased cotton production in the Southeast.

  During 1995, uses of cash included capital expenditures of $61.8 million, $36.7 million for repayments of long-term debt and patronage refunds and other equity distributions of $19.5 million. The funds for these investing and financing activities were provided primarily by borrowings of approximately $110.0 million and to a lesser extent, cash provided by operating activities of $7.2 million and the sale of investments in marketable securities totaling $8.9 million. Capital expenditures for 1995 included $43.4 million related to expansion and improvements in poultry operations, as well as $18.0 million for the acquisition of Agri-Services operations, improvements to retail stores and the construction of cotton facilities. Increases in accounts receivable and inventories during 1995 reflected the growth in poultry production and sales, the expansion of Agri-Services retail operations in the Mississippi Delta and the increase in Southeast cotton production.

  During 1996, the uses of cash included capital expenditures of $74.3 million and $28.6 million for repayments of long-term debt, as well as increases in operating assets. Increases in inventories reflected the impact of higher feed ingredient prices on raw materials and live poultry and hog inventories and the increase in poultry prices on marketable products inventories. Increased receivables were primarily the result of increases in crop financing provided to producers and the growth in retail store sales. The Association's expansion into cotton procurement and marketing contributed to the increase in operating assets. The funds for these activities were provided by borrowings of $131.5 million. Capital expenditures for 1996 included $54.9 million for expansion and improvements in the poultry operations and $18.6 million in expenditures to acquire retail operations and construct cotton ginning and warehousing facilities.

  The Association, including its non-cooperative subsidiaries, plans capital expenditures of approximately $140.0 million in 1997 that primarily include expenditures for expansion and technological advances in poultry production and processing and to a lesser extent, Agri-Services segment improvements. In addition, planned capital expenditures include other asset improvements and necessary replacements. Management intends to finance the planned 1997 capital expenditures with existing cash balances and net margins adjusted for non-cash items and additional long-term borrowings, as needed. In 1997, management expects cash expenditures to approximate $28.0 million for equity distributions. The Association believes cash on hand and cash equivalents at June 29, 1996 and cash expected to be provided from operations, in addition to borrowings available under existing credit arrangements and proceeds from the sale of Subordinated Capital Certificates of Interest, will be sufficient to maintain cash flows adequate for the Association's projected growth and operational objectives during 1997.

EFFECTS OF INFLATION

  The major factor affecting the Association's net sales volume and cost of sales is the change in commodity market prices for broilers, hogs, feed grains, fertilizers and cotton. The prices of these commodities are affected by world market conditions and are volatile in response to supply and demand, as well as political and economic events. The price fluctuations of these commodities do not necessarily correlate with the general inflation rate. Inflation has, however, affected operating costs such as labor, energy and material costs.

FUTURE ACCOUNTING REQUIREMENTS

  In March 1995, the FASB issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which must be applied by fiscal 1997. Management believes SFAS 121 will not have a significant impact upon adoption.

                                   BUSINESS

  Gold Kist offers both cooperative marketing and cooperative purchasing services to its member patrons. The standard Membership, Marketing and/or Purchasing Agreement between each member and Gold Kist does not require the member to market agricultural products or to purchase farm supplies through Gold Kist. The Association undertakes to market for the member agricultural products of a type marketed by Gold Kist and to purchase or manufacture and sell to the member farm supplies, provided handling such supplies is advantageous for Gold Kist. The Association also is engaged in the purchase, sale, processing and storage of cotton, serves as a contract procurement agent for, and storer of, farm commodities such as soybeans and grain and is a partner in a major peanut processing and marketing business and in a pecan processing and marketing business.

  Agriculture is generally cyclical in nature. Agricultural commodities are subject to wide fluctuations in price, based on supply of the farm commodities and demand for the raw or processed products. In addition, a portion of Gold Kist's business is dependent on the demand of farmers for the purchase of products, which is influenced by the general farm economy and the success of particular crops. The cyclical nature of Gold Kist's operations related to various commodities causes variations from year to year in sales, costs, and prices which has resulted in net margins in certain years and losses in others.

  Gold Kist follows the general practice of hedging varying amounts of its feed ingredients by buying or selling options or contracts for future delivery in the commodity markets. While hedging is designed to reduce the risk of fluctuations in the market prices of commodities, hedging itself involves substantial risks and can result in losses.

  For information relating to Gold Kist's industry segments, see Note 10 of Notes to Consolidated Financial Statements.

                                    POULTRY

  Gold Kist provides cooperative purchasing and marketing services to its members who are producers under its integrated broiler or pork production programs. Six broiler complexes operating on a cooperative basis and encompassing broiler, pullet and breeder flocks, hatcheries, feed mills, poultry processing plants and transportation facilities, are located in Alabama, Florida and Georgia. Golden Poultry, a subsidiary owned 73% by Gold Kist, owns and operates integrated broiler complexes on a non-cooperative basis in Alabama, Georgia and North Carolina. Carolina Golden Products Company, a general partnership consisting of Golden Poultry and AgriGolden, Inc., a wholly-owned subsidiary of Gold Kist, operates a poultry processing complex on a non-cooperative basis in South Carolina.

  The principal poultry products marketed are whole chickens, cut-up chickens, segregated chicken parts and further processed products packaged in various forms, i.e., bulk fresh ice pack, chill pack and frozen. Ice pack chicken is sold primarily to distributors, grocery stores and fast food chains. Chill pack chicken is packaged for retail sale and kept chilled by mechanical refrigeration from the packing plant to the store counter. Frozen chicken is marketed primarily to school systems, the military services, fast food chains and in the export market. Further processed products, which include preformed breaded chicken nuggets and patties, and deboned, skinless and marinated products, are marketed primarily to fast food and grocery store chains. Chill pack chicken is sold in certain localities under the Gold Kist Farms(R) and Young 'n Tender(R) label; however, some volume is sold under customer's private labels. Most of the frozen chicken carries the Gold Kist(R) or Early Bird(R) label. Cornish game hens are marketed in frozen form primarily to hotels, restaurants and grocery stores under the Gold Kist Farms(R) and Young 'n Tender and Medallion(R) labels.

  Broiler products are marketed directly from the processing plant in each broiler complex, from the Association's headquarters in Atlanta and from separate distribution facilities located near major metropolitan areas. Gold Kist is one of the largest poultry processors in the United States. It competes with other large processors and with smaller companies on the basis of price, quality and service.

  The following table shows the amount and percentage of Gold Kist's net sales volume contributed by sales of broiler products for each of the years indicated.

                                              FISCAL YEAR ENDED (000'S OMITTED)
                                             -----------------------------------
                                              JUNE 25,     JULY 1,    JUNE 29,
                                                1994        1995        1996
                                             ----------- ----------- -----------
Broiler Products
  Volume....................................  $1,152,252  $1,226,104  $1,380,649
  Percentage (%)............................        73.8        72.6        70.6

  Gold Kist also markets hogs raised by members and non-members in Alabama, Georgia and North Carolina.

                                 AGRI-SERVICES

  Gold Kist purchases, manufactures and processes fertilizers, agricultural chemicals, seed, pet food, feed, animal health products and other farm supply items for distribution and sale at wholesale and retail. These products are distributed through approximately 96 Gold Kist retail stores and at wholesale to national accounts and independent dealers. The Gold Kist stores are located in Alabama, Arkansas, Florida, Georgia, Louisiana, Mississippi, South Carolina and Texas. A typical store is a complete farm supply center offering for sale many types of feeds, animal health products, fertilizers, pesticides, seeds, farm supplies and equipment. It also offers services such as customized fertilizer spreading, field mapping, soil testing, insect scouting, and agronomic and animal nutrition advice. Urban locations offer turf and garden supplies, consumer items and houseware products.

  The Association operates a system of receiving and storing facilities for unprocessed commodities located principally in Alabama, Florida, Georgia and South Carolina. The principal farm commodities handled are soybeans, corn and other grains. Gold Kist has aggregate storage capacity of approximately seven million bushels. Approximately 98% of Gold Kist storage facilities are licensed by the federal or state government and can issue negotiable warehouse receipts. Pursuant to a renewable five year grain handling agreement which terminates in July 2000, Gold Kist utilizes these facilities and assets exclusively as independent buying points operating on a commission basis for the Archer Daniels Midland Company.

  Gold Kist distributes granular, blended and liquid fertilizers and fertilizer materials in bagged and bulk form. Gold Kist is a member of CF Industries, Inc., a cooperative owned by regional cooperatives, which produces and supplies fertilizer materials to its members. For the fiscal year ended June 29, 1996, Gold Kist purchased approximately 32% percent of its total volume of fertilizer materials and products at market prices from CF Industries. The remaining fertilizer materials and products were purchased from more than 50 other suppliers.

  The following table shows the amount and percentage of Gold Kist's net sales volume contributed by sales of fertilizer and chemical products for each of the years indicated.

                                                       FISCAL YEAR ENDED (000'S
                                                               OMITTED)
                                                      --------------------------
                                                      JUNE 25, JULY 1,  JUNE 29,
                                                        1994     1995     1996
                                                      -------- -------- --------
Fertilizer and Chemicals
  Volume............................................. $211,218 $268,625 $306,247
  Percentage (%).....................................     13.5     15.9     15.7

  Gold Kist's four AgriServices feed mills produce feeds distributed at wholesale or at retail through the Gold Kist stores and independent dealers. Approximately one-half of the feed distributed through the stores is delivered in bulk form directly from the feed mill to the farm; the remainder is sold in bag form.

  In fiscal 1996, the Association conducted cotton ginning and storage operations in Georgia. Cotton ginning and storage facilities are operated at Statesboro, Marven, Byromville and DeSoto, Georgia. A central storage warehouse is operated in Moultrie, Georgia. The Association provides ginning and storage services to members and markets cotton purchased from members to domestic and foreign textile mills.

  AgraTech Seeds, Inc., a wholly-owned subsidiary of Gold Kist, owns and operates a seed business which consists of the development, contract production, processing and sale primarily of proprietary seed varieties. Seed is marketed by AgraTech Seeds at wholesale to seed retailers, including Gold Kist stores and independent seed retail outlets, in the Southeast and Midwest. AgraTech Seeds contracts with farmers for the production of seed and processes or contracts for the processing of approximately 95% of the seeds it distributes. Proprietary corn, soybean, sorghum and peanut seed varieties are marketed under the trademark AgraTech (R).

                             PARTNERSHIP INTEREST

  Gold Kist, the Archer Daniels Midland Company and Alimenta Processing Corporation are partners in Golden Peanut Company, a general partnership formed to operate a peanut procuring, processing, and marketing business. Each partner leases peanut facilities, equipment, and fixed assets to the partnership. Gold Kist, as a general partner, participates in all partnership allocations in proportion to its 33 1/3% partnership interest. See
Note 9(b) of Notes to Consolidated Financial Statements.

  Golden Peanut Company procures, processes and markets peanuts and peanut by-products in each of the three peanut producing areas of the United States (Southeast, Southwest and Virginia/Carolina). Golden Peanut Company is a major processor of edible peanuts and is active in domestic and international markets. The principal peanut product is shelled edible peanuts. Shelled edible peanuts are marketed primarily to manufacturers of peanut butter, candy and salted nuts and are sold in the export market. Golden Peanut also processes peanuts for sale in the shell or for processing by others into oil and meal.

                                 EXPORT SALES

  Gold Kist owns no physical facilities overseas and has no overseas employees. Product sales managers maintain sales networks overseas through contacts with independent dealers and customers. During the fiscal year ended June 29, 1996, Gold Kist had export sales of $100.1 million of which the primary export product (poultry) was $89.3 million. During that period, export sales of poultry were mainly to customers in Russia, Eastern Europe, the Far East, South Africa, Central and South America and the Caribbean area. Subsidized foreign competition has depressed export demand for many products. Export sales involve an additional element of transportation and credit risk to the shipper beyond that normally encountered in domestic sales. All material export sales transactions are denominated in United States dollars.

                               PATRONAGE REFUNDS

  The By-Laws of Gold Kist provide that Gold Kist shall operate on a cooperative basis. After the close of each fiscal year, the net taxable margins of Gold Kist for that year from business done with or for member patrons (patronage margins) are computed and, after adjustments, are distributed to members as patronage refunds on the basis of their respective patronage during that year. Patronage refunds are distributed in the form of either qualified or nonqualified written notices of allocation (as defined for purposes of Subchapter T of the Internal Revenue Code). If qualified notices are used, at least 20% of each patronage refund is distributed in cash or by qualified check (as defined in the Internal Revenue Code) with the remainder distributed in written notices of allocated reserves. See Notes 1(f) and 6 of Notes to Financial Statements. Allocated reserves distributed as a part of either qualified or nonqualified notices bear no interest and are subordinate in the event of insolvency of the Association to outstanding patronage dividend certificates and to all indebtedness of Gold Kist. Patronage refunds distributed by check or as qualified written notices are deductible from Gold Kist's gross income for federal income tax purposes. To the extent that Gold Kist distributes nonqualified written notices of allocation, has income from transactions with nonmembers or has income from non-patronage sources, it will be taxed at the corporate rate. Gold Kist has subsidiaries which are not cooperatives, and the income of these subsidiaries is subject to corporate income taxes.

         DESCRIPTION OF SUBORDINATED CAPITAL CERTIFICATES OF INTEREST

  Gold Kist's Subordinated Capital Certificates of Interest of the six series offered hereby are issued under indentures (the "Indentures") between Gold Kist and SunTrust Bank, Atlanta, as Trustee (the "Trustee"). A separate Indenture dated as of September 1, 1979, amended by a First Supplemental Indenture dated as of September 1, 1980 and a Second Supplemental Indenture dated as of September 1, 1982, governs each of the following three series of certificates offered hereby: the Fifteen Year Subordinated Capital Certificates of Interest (Series D), (the "Fifteen Year Certificates"); the Ten Year Subordinated Capital Certificates of Interest (Series D), (the "Ten Year Certificates"); and the Five Year Subordinated Capital Certificates of Interest (Series C), (the "Five Year Certificates"). The Two Year Subordinated Capital Certificates of Interest (Series A), (the "Two Year Certificates") are governed by an Indenture dated as of September 1, 1980. The Seven Year Subordinated

Capital Certificates of Interest (Series A), (the "Seven Year Certificates") and the Three Year Subordinated Capital Certificates of Interest (Series A), (the "Three Year Certificates") are governed by separate Indentures dated as of September 1, 1985. The forms of the Indentures and Supplemental Indentures are filed as exhibits to Registration Statements No. 2-59948, No. 2-65587, No. 2-69267, No. 2-79538 and No. 33-428. With the exception of the maturities of and interest rates borne by the certificates issued thereunder, the redemption provisions, and the other exceptions indicated below, the terms of the six Indentures, as amended, and the certificates issued thereunder and offered hereby are identical in all material respects. The following summaries of certain provisions of the Indentures do not purport to be complete, and where particular provisions of the Indentures are referred to, such provisions including definitions of certain terms, are incorporated by reference as a part of such summaries or terms, which are qualified in their entirety by such reference.

  The certificates are unsecured obligations of Gold Kist which are transferable on the books of Gold Kist when properly endorsed, but are not negotiable. (Section 2.04 of the Indentures.) The certificates are issued in a minimum amount of $500 or in any larger amount. The certificates are issued as of the date on which payment of the purchase price is received by Gold Kist or its agent for such purpose, except that, where payment is received by the 15th of January, April, July or October, the certificate will be issued as of the first of such month, and where payment is received by the 10th of any other month, the certificate will be issued as of the first of such month. Each Fifteen Year Certificate matures Fifteen years from the date of such certificate; each Ten Year Certificate matures ten years from the date of such certificate; each Seven Year Certificate matures seven years from the date of such certificate; each Five Year Certificate matures five years from the date of such certificate; each Three Year Certificate matures three years from the date of such certificate; and each Two Year Certificate matures two years from the date of such certificate. (Section 2.01 of the Indentures.)

  Each certificate bears interest from the date issued at the per annum rate stated on the face thereof. The rate of interest borne by certificates of each series shall be determined from time to time by the Board of Directors of Gold Kist or its delegate, but no change in the rate will affect any certificates theretofore issued. The Five, Seven, Ten and Fifteen Year Certificates are further subdivided and designated by subseries. Each subseries encompasses all Certificates of the particular series issued pursuant to a single determination of the rate of interest to be borne by Certificates of that series; more than one subseries may bear the same rate of interest. The current rate of interest borne by certificates of each series is set forth on the front cover of this Prospectus. Interest is payable on July 1 of each year to holders of record as of the preceding June 30. Holders of $5,000 or more of certificates of a given series are entitled to payment of interest on such certificates quarterly, on the first day in January, April, July and October of each year. (Sections 1.01 and 2.01 of the Indentures.)

  Upon the written request of a holder of certificates, Gold Kist will retain the interest otherwise payable to the holder and pay such interest (i) at the maturity of the certificate, (ii) annually (if the interest is accumulated quarterly and if requested by the holder), or (iii) subject to any applicable redemption penalty, upon redemption prior to maturity, in each case together with interest thereon at the per annum rate stated on the face of the certificate compounded as of each Interest Payment Date. Any holder who makes such a request may at any time, by written notice delivered to Gold Kist at its principal office in Atlanta, Georgia, terminate such request or withdraw any interest so retained together with accrued interest thereon through the date of withdrawal, or both. The certificates will be paid in full, including all principal and accrued but unpaid interest, at maturity. (Section 5.02 of the Indentures.)

  The Indentures do not limit the aggregate principal amount of certificates which may be issued thereunder and each Indenture may be modified by Gold Kist and the Trustee, without the consent of the certificateholders, to provide for the issuance under the Indentures of one or more additional series of certificates having terms different from those of the series offered hereby. (Sections 2.01 and 10.01 of the Indentures.) Certificates of previous series have been issued and are outstanding under certain of the Indentures governing the certificates. As of June 29, 1996, there were the following aggregate principal amounts of the series offered hereby outstanding: Fifteen Year-- $10,194,000; Ten Year--$8,902,000; Seven Year--$11,446,000; Five Year--
$12,693,000; Three Year--$6,538,000; and Two Year--$8,335,000. The Indentures
do not limit the amount of other securities, either secured or unsecured, superior or subordinate to the certificates, which may be issued by Gold Kist.

REDEMPTION AT THE REQUEST OF CERTIFICATEHOLDER

  Upon the death of a registered holder of a certificate, at the request of
(a) the personal representative of the deceased holder's estate or (b) any surviving joint holder of a jointly held certificate, Gold Kist will redeem certificates held by such deceased holder. In such event, redemption shall be at the full face value of the certificate redeemed plus interest accrued and unpaid thereon to the date of redemption only. (Section 3.01 of the Indentures.)

 Additional Redemptions at the Request of Certificateholder

  In addition to redemption upon the death of a registered holder of a certificate, Gold Kist agrees to redeem prior to maturity a limited amount of the certificates of any series of Subordinated Capital Certificates of Interest offered hereby at the request of the registered holders. The maximum principal amount of certificates of any series that Gold Kist will redeem during each calendar quarter shall be equal to five percent (5%) of the aggregate principal amount of all certificates of that series outstanding at the end of the last preceding calendar quarter. For example, if there were $5,000,000 in principal amount of Fifteen Year Subordinated Capital Certificates of Interest (Series D) outstanding on March 31, 1997, Gold Kist would redeem at the request of the holders up to $250,000 of such Fifteen Year Certificates during the quarter beginning on April 1, 1997 and ending on June 30, 1997. (Section 3.04 of the Indenture governing the Fifteen Year Certificates; Section 3.03 of the remaining Indentures.)

  All such redemptions shall be only at the written request of the registered holder(s) of the certificates redeemed delivered to the Association at its principal office in Atlanta, Georgia. Redemptions will be made in the order that such requests are received, and the redemption date will be a date determined by Gold Kist which is within fifteen (15) days after such request is received.

  The redemption price of each certificate redeemed will be an amount equal to the full principal amount of the certificate, plus interest accrued but unpaid to the redemption date (including, if appropriate, interest compounded on interest retained by the Association at the request of the holder) less a redemption penalty computed in accordance with the following table.

              REDEMPTION PENALTIES APPLICABLE TO VARIOUS CLASSES

 Two and Three Year Certificates                --An amount equal to six (6)
                                                 months' interest on the
                                                 principal amount of the
                                                 certificate computed at the
                                                 nominal (simple interest)
                                                 rate shown on the face of the
                                                 certificate.
 Five, Seven, Ten and Fifteen Year Certificates --An amount equal to one (1)
                                                 year's interest on the
                                                 principal amount of the
                                                 certificate computed at the
                                                 nominal (simple interest)
                                                 rate shown on the face of the
                                                 certificate.

  The redemption penalty computed as provided above will be deducted regardless of the length of time the certificate has been outstanding. The penalty could exceed the amount of interest paid or accrued on the certificate to the redemption date, thus resulting in a redemption price which is less than the principal amount of the certificate.

  The following examples illustrate the calculation of the redemption price assuming the stated principal amounts and interest rates. The Total Redemption Price in each example will vary with different interest rates and amounts of principal.

  A. For a Five Year Certificate in the principal amount of $1,000 bearing interest at 7.25%, purchased on January 1, 1997, and redeemed at the request of the holder on June 15, 1997, the redemption price would equal:

          $1,000.00 (Principal amount)
     plus     32.77 (165 days' accrued interest at 7.25% per annum)
          ---------
          $1,032.77
     less     72.50 (1 year's simple interest at 7.25% per annum)
          ---------
          $  960.27 (Total Redemption Price)

  B. For a Five Year Certificate in the principal amount of $5,000, bearing interest at 7.25% (paid quarterly at the election of the holder), purchased on January 1, 1997 and redeemed at the request of the holder on June 15, 1997, the redemption price would equal:

          $5,000.00 (Principal amount)
                    (75 days' accrued interest at 7.25% per annum. Interest
     plus     74.49 previously paid on April 1, 1996 equals $84.38)
          ---------
          $5,074.49
     less    362.50 (1 year's simple interest at 7.25% per annum)
          ---------
          $4,711.99 (Total Redemption Price)

  C. For a Five Year Certificate in the principal amount of $5,000 bearing interest at 7.25% (accumulated quarterly at the election of the holder), purchased on January 1, 1997, and redeemed at the request of the holder on June 15, 1999, the redemption price would equal:

          $5,000.00 (Principal amount)
                    (2 1/4 years, 75 days' accrued interest at 7.25% per annum
     plus    956.23 accumulated and compounded quarterly)
          ---------
          $5,956.23
     less    362.50 (1 year's simple interest at 7.25% per annum)
          ---------
          $5,593.73 (Total Redemption Price)

  Except to the extent described above, certificates cannot be cashed by the holder before maturity.

  The indentures governing the Subordinated Capital Certificates of each series do not contain additional redemption provisions requiring Gold Kist to repurchase the certificates at the request of the certificateholder upon the occurrence of a change in control of Gold Kist, nor do the indentures contain any provisions designed to afford protection to certificateholders in the event of a highly leveraged transaction involving Gold Kist.

REDEMPTION AT THE OPTION OF GOLD KIST

  Gold Kist may, at its option, redeem all, or from time to time any part, of the certificates of any subseries of Five, Seven, Ten or Fifteen Year Certificates on any date prior to maturity. The redemption price of each certificate redeemed at the option of Gold Kist will be an amount equal to the full principal amount redeemed (whether the certificate is redeemed in whole or in part), plus interest accrued but unpaid on the principal amount redeemed to the redemption date (including, if appropriate, interest compounded on interest retained by the Association at the request of the holder), plus a redemption premium equal to one (1) year's interest on the principal amount redeemed, computed at the nominal (simple interest) rate shown on the face of the certificate. Notice of redemption will be mailed to each affected certificateholder not less than 15 nor more than 60 days before the redemption date. Gold Kist is not required to transfer or exchange any certificates selected for redemption in whole or in part.

 Gold Kist does not have the option of redeeming Two or Three Year Certificates prior to maturity.

SUBORDINATION

  In case of liquidation of Gold Kist, whether voluntary or involuntary, the payment of the principal of and interest on the certificates is subordinate to the payment in full of the principal of and interest on any notes or accounts payable, now due or hereafter made by Gold Kist to any bank, any other lending agency or creditor ("Superior Indebtedness"); except that none of the Subordinated Capital Certificates of Interest issued pursuant to the Indentures dated as of December 1, 1977, September 1, 1979, September 1, 1980 or September 1, 1985, the One Year Subordinated Loan Certificates issued pursuant to the indentures dated as of December 1, 1977 or September 1, 1979, the One Year or Six Month Subordinated Large Denomination Loan Certificates issued pursuant to the Indentures dated as of September 1, 1985, the 5% Cumulative Preferred Capital Certificates of

Interest previously issued by Gold Kist, or the Cumulative Preferred Capital Certificates of Interest of any other series previously issued by Gold Kist shall be Superior Indebtedness, but shall rank equally with the certificates outstanding under each of the Indentures. As of June 29, 1996, Superior Indebtedness amounted to approximately $519,254,000, and additional Superior Indebtedness, without limitation, may be created from time to time. (Article Four and Section 1.01 of the Indentures.) Gold Kist is jointly and severally liable for (i) the obligations of Golden Peanut Company, a general partnership in which Gold Kist has a 33 1/3% interest and (ii) the obligations of Young Pecan Company, a general partnership in which Gold Kist has a 25% equity interest and a 35% earnings (loss) allocation. Any such liability incurred would constitute additional Superior Indebtedness. See Notes 8 and 9(b) of Notes to Consolidated Financial Statements.

  Nothing contained in the subordination provisions prevents Gold Kist from making payments of principal or interest on the certificates except during the pendency of any dissolution or liquidation proceedings with respect to Gold Kist.

DUTIES OF TRUSTEE

  SunTrust Bank, Atlanta is the Trustee under each Indenture and is to perform only such duties as are specifically set forth in the Indenture. (Section 8.01 of the Indentures.) In the event of a default, the holders of a majority in aggregate principal amount of the certificates outstanding at the time under any Indenture have the right to require the Trustee to take action to remedy such default. (Section 7.12 of the Indentures.)

MODIFICATION OF THE INDENTURE

  Each Indenture contains provisions permitting Gold Kist and the Trustee, (i) with the written consent of the holders of not less than 66 2/3% in aggregate principal amount of all the certificates outstanding under the Indenture on a record date set for such purpose, to execute supplemental indentures amending the provisions of the Indenture or any supplemental indenture so as to modify the rights of the holders of all the certificates or (ii) with the written consent of the holders of not less than 66 2/3% in aggregate principal amount of the certificates of a given series outstanding under the Indenture, on a record date set for such purpose, to execute supplemental indentures amending the provisions of the Indenture relating to certificates of such series; provided that no such supplemental indenture shall (a) extend the maturity of any certificate or reduce the principal amount thereof or reduce the rate or extend the time of payment of interest, (b) reduce the 66 2/3% requirement as to the consent of the holders of the certificates outstanding under the Indenture or of any series of certificates outstanding thereunder, as required, for amendment of the provisions of the Indenture, or (c) modify the provisions of the Indenture which allow holders of not less than 75% of all certificates outstanding under the Indenture to consent to the postponement of interest on all certificates outstanding under the Indenture for a period not exceeding three (3) years from its due date, without the consent of the holder of each certificate affected thereby. (Section 10.02 of the Indentures.)

DEFAULTS AND NOTICE THEREOF

  Each Indenture provides that any of the following shall constitute an event of default: (a) failure to pay principal when due; (b) failure to pay interest when due, continued for sixty (60) days; (c) certain events of bankruptcy or insolvency; and (d) failure to perform any other covenant or agreement contained in the Indenture, which failure continues for ninety (90) days after notice to Gold Kist by the Trustee or holders of 10% in aggregate principal amount of the certificates outstanding under the Indentures. (Section 7.01 of the Indentures.)

  Each Indenture provides that the Trustee shall, within ninety (90) days after the occurrence of an event of default, give to the Certificateholders notice of all such defaults unless such defaults have been cured, provided that, except in the case of a default in the payment of principal of or interest on any of the certificates outstanding under the Indenture, the Trustee shall be protected in withholding such notice if, and so long as, the Trustee determines that the withholding of such notice is in the interest of the Certificateholders. (Section 8.02 of the Indentures.)

  Each Indenture provides that upon the occurrence of a default, the Trustee or the holders of not less than 25% in aggregate principal amount of the certificates then outstanding under the Indenture may declare the principal of all certificates outstanding under the Indenture immediately due and payable. (Section 7.02 of the Indentures.)

SATISFACTION AND DISCHARGE OF INDENTURE

  Each Indenture shall be discharged upon payment of all certificates outstanding thereunder or upon deposit with the Trustee of funds sufficient therefor. (Section 11.01 of the Indenture.)

AUTHENTICATION AND DELIVERY OF CERTIFICATES

  The certificates may be authenticated by the Trustee in the form set forth in each Indenture and delivered upon the written order of Gold Kist without any further corporate action. (Section 2.03 of the Indentures.)

STATEMENTS AS TO COMPLIANCE

  Each Indenture requires Gold Kist to furnish to the Trustee annually a statement that Gold Kist has fulfilled all of its obligations throughout the year, or specifying any default in the fulfillment of any such obligation. (Section 5.07 of the Indentures.) In addition, upon any application or demand by Gold Kist to the Trustee to take any action under any of the provisions of the Indenture, Gold Kist shall first furnish to the Trustee an Officer's Certificate stating that all such conditions precedent provided for in the Indenture relating to the proposed action have been complied with and an Opinion of Counsel to Gold Kist stating that in the opinion of such counsel all such conditions precedent have been complied with. (Section 1.02 of the Indentures.)

CONCERNING THE TRUSTEE

  Gold Kist has a $19,000,000 revolving credit line and a $19,000,000 committed 364 day credit line both of which can be used for seasonal advances, and a $5,000,000 letter of credit facility with the SunTrust Bank, Atlanta, under which varying amounts are outstanding from time to time. Any such indebtedness to the SunTrust Bank, Atlanta would constitute Superior Indebtedness as defined in the Indenture. Gold Kist also maintains deposit accounts with the SunTrust Bank, Atlanta, and from time to time the Bank provides other banking and trust services to Gold Kist in the ordinary course of its business. SunTrust Bank, Atlanta serves as trustee under indentures governing certain previously issued series of Subordinated Capital Certificates of Interest and Subordinated Loan Certificates.

                 DESCRIPTION OF SUBORDINATED LOAN CERTIFICATES
             AND SUBORDINATED LARGE DENOMINATION LOAN CERTIFICATES

  Gold Kist's Subordinated Loan Certificates (Series C) (the "One Year Loan Certificates") are issued under an indenture (the "Indenture") dated as of September 1, 1979, amended by a First Supplemental Indenture dated as of September 1, 1980, between Gold Kist and SunTrust Bank, Atlanta, as Trustee (the "Trustee"). Gold Kist's Subordinated Large Denomination Loan Certificates of the two series offered hereby are issued under indentures (the "Indentures") between Gold Kist and SunTrust Bank, Atlanta, as Trustee (the "Trustee"). Separate Indentures dated as of September 1, 1985 govern the One Year Subordinated Large Denomination Loan Certificates (Series A) (the "One Year Jumbo Loan Certificates") and the Six Month Subordinated Large Denomination Loan Certificates (Series A) (the "Six Month Jumbo Loan Certificates"). The forms of the Indentures and Supplemental Indentures are filed as exhibits to Registration Statements No. 2-65587, No. 2-69267, and No. 33-428. The following summaries of certain provisions of the Indentures do not purport to be complete, and where particular provisions of the Indentures are referred to, such provisions, including definitions of certain terms, are incorporated by reference as a part of such summaries or terms, which are qualified in their entirety by such references.

  The loan certificates are unsecured obligations of Gold Kist, which are transferable on the books of Gold Kist when properly endorsed, but are not negotiable. (Section 2.04 of the Indentures). The One Year Loan Certificates are issued in a minimum amount of $500 or in any larger amount. The One Year Jumbo Loan Certificates and Six Month Jumbo Loan Certificates are issued in minimum amounts of $50,000 and $20,000, respectively, or any larger amount. The loan certificates are issued as of the date on which payment of the purchase price is received by Gold Kist or its agent for such purpose and mature one year or six months, respectively, from that date.

  Loan certificates bear interest from the dates issued at the per annum rate stated on the face thereof. The rate of interest borne by loan certificates shall be determined from time to time by the Board of Directors of Gold Kist or its delegate, but no change in the rate will affect any loan certificates theretofore issued. The current rates of interest borne by loan certificates are set forth on the front cover of this Prospectus. Interest is payable on the maturity date. Holders of $5,000 or more of the One Year Loan Certificates are entitled to payment of interest on such loan certificates quarterly, on the first day of January, April, July and October of each year. Holders of the One Year Jumbo Loan Certificates and Six Month Jumbo Loan Certificates are entitled to payment of interest on such loan certificates monthly, on the first day of each month. (Sections 1.01 and 2.01 of the Indentures.)

  Upon the written request of a holder of loan certificates entitled to quarterly or monthly interest payments, on each Interest Payment Date Gold Kist will retain the interest otherwise payable to the holder and pay such interest at the maturity of the certificate, or subject to any applicable redemption penalty, upon redemption prior to maturity, together with interest thereon at the per annum rate stated on the face of the certificate, compounded as of each Interest Payment Date. The holder may terminate such request or withdraw any interest so retained together with interest accrued on such interest through the date of withdrawal, or both, at any time by written request delivered to Gold Kist at its principal office in Atlanta, Georgia. The loan certificates will be paid in full, including all principal and accrued but unpaid interest, at maturity. (Section 5.02 of the Indentures.)

  The Indentures do not limit the aggregate principal amount of loan certificates which may be issued thereunder, and each Indenture may be modified by Gold Kist and the Trustee, without the consent of the certificateholders, to provide for the issuance under the Indenture of one or more additional series of loan certificates having terms different from those of the series offered hereby. (Sections 2.01 and 10.01 of the Indentures.) As of June 29, 1996, there were the following aggregate principal amounts of the series offered hereby outstanding: One Year Loan Certificates -- $13,539,000, One Year Jumbo Loan Certificates -- $17,035,000, and Six Month Jumbo Loan Certificates -- $-0-. The Indentures do not limit the amount of other securities, either secured or unsecured, superior or subordinate to the loan certificates, which may be issued by Gold Kist.

REDEMPTION AT THE REQUEST OF CERTIFICATEHOLDER

  Upon the death of a registered holder of a loan certificate, at the request of (a) the personal representative of the deceased holder's estate or (b) any surviving joint holder of a jointly held certificate, Gold Kist will redeem loan certificates held by such deceased holder. In such event, redemption shall be at the full face value of the certificate redeemed plus interest accrued and unpaid thereon to the date of redemption only. (Section 3.02 of the Indentures.)

 Additional Redemptions at the Request of Certificateholder

  In addition to redemptions upon the death of a registered holder of a loan certificate, Gold Kist agrees to redeem prior to maturity the loan certificates of any series offered hereby at the request of the registered holders. (Section 3.03 of the Indentures.)

  All such redemptions shall be only at the written request of the registered holder(s) of the loan certificates redeemed delivered to the Association at its principal office in Atlanta, Georgia. Redemptions will be made in the order that such requests are received, and the redemption date will be a date determined by Gold Kist which is within fifteen (15) days after such request is received.

  The redemption price of each loan certificate redeemed will be an amount equal to the full principal amount of the certificate, plus interest accrued but unpaid to the redemption date (including, if appropriate, interest compounded on interest retained by the Association at the request of the holder) less a redemption penalty computed in accordance with the following table.

              REDEMPTION PENALTIES APPLICABLE TO VARIOUS CLASSES

 One Year Loan Certificates and One --An amount equal to three (3) months'
  Year Jumbo Loan Certificates       interest on the principal amount of the
                                     certificate computed at the nominal
                                     (simple interest) rate shown on the
                                     face of the certificate.
 Six Month Jumbo Loan Certificates  --An amount equal to one (1) month's interest on the principal amount of the
                                     certificate computed at the nominal
                                     (simple interest) rate shown on the
                                     face of the certificate.

  The redemption penalty computed in this manner will be deducted regardless of the length of time the loan certificate has been outstanding. The penalty could exceed the amount of interest paid or accrued on the loan certificate to the redemption date, thus resulting in a redemption price which is less than the principal amount of the loan certificate.

  The following examples illustrate the calculation of the redemption price assuming the stated principal amounts and interest rates. The Total Redemption Price in each example will vary with different interest rates and amounts of principal.

    A. For a One Year Loan Certificate in the principal amount of $1,000 bearing interest at 6.00%, purchased on January 1, 1997, and redeemed at the request of the holder on February 15, 1997, the redemption price would equal:

            $1,000.00  (Principal amount)
       plus      7.40  (45 days' accrued interest at 6.00% per annum)
            ---------
            $1,007.40
       less     15.00  (3 month's simple interest at 6.00% per annum)
            ---------
            $  992.40  (Total Redemption Price)

    B. For a One Year Loan Certificate in the principal amount of $5,000, bearing interest at 6.00% (paid quarterly at the election of the holder), purchased on January 1, 1997 and redeemed at the request of the holder on June 15, 1997, the redemption price would equal:

            $5,000.00  (Principal amount)
                       (75 days' accrued interest at 6.00% per annum. Interest
       plus     61.64  previously   paid on April 1, 1997 equals $75.00)
            ---------
            $5,061.64
       less     75.00  (3 month's simple interest at 6.00% per annum)
            ---------
            $4,986.64  (Total Redemption Price)

  Total redemption price ($4,986.64) plus interest previously paid ($75.00) equals $5,061.64.

  The indentures governing the loan certificates of each series do not contain additional redemption provisions requiring Gold Kist to repurchase the certificates at the request of the certificateholder upon the occurrence of a change in control of Gold Kist, nor do the indentures contain any provisions designed to afford protection to certificateholders in the event of a highly leveraged transaction involving Gold Kist.

  Gold Kist does not have the option of redeeming loan certificates prior to maturity.

SUBORDINATION

  In case of liquidation of Gold Kist, whether voluntary or involuntary, the payment of the principal of and interest on the loan certificates is subordinate to the payment in full of the principal of and interest on any notes or accounts payable, now due or hereafter made by Gold Kist to any bank, any other lending agency or creditor ("Superior Indebtedness"); except that none of the Subordinated Capital Certificates of Interest issued pursuant to the Indentures dated as of December 1, 1977, September 1, 1979, September 1, 1980 or September 1, 1985, the One Year Subordinated Loan Certificates issued pursuant to the Indentures dated as of December 1, 1977 or September 1, 1979, the One Year or Six Month Subordinated Large Denomination Loan Certificates issued pursuant to the Indentures dated as of September 1, 1985, the 5% Cumulative Preferred Capital Certificates of Interest previously issued by Gold Kist, or the Cumulative Preferred Capital Certificates of Interest of any other series previously issued by Gold Kist shall be Superior Indebtedness, but shall rank equally with the loan certificates outstanding under each of the Indentures. As of June 29, 1996, Superior Indebtedness amounted to approximately $519,254,000, and additional Superior Indebtedness, without limitation, may be created from time to time. (Article Four and Section 1.01 of the Indentures.) Gold Kist is jointly and severally liable for (i) the obligations of Golden Peanut Company, a general partnership in which Gold Kist has a 33 1/3% interest, and (iii) the obligations of Young Pecan Company, a general partnership in which Gold Kist has a 25% equity interest and a 35% earnings (loss) allocation. Any such liability incurred would constitute additional Superior Indebtedness. See Notes 8 and 9 (b) of Notes to Consolidated Financial Statements.

  Nothing contained in the subordination provisions prevents Gold Kist from making payments of principal or interest on the loan certificates except during the pendency of any dissolution or liquidation proceedings with respect to Gold Kist.

DUTIES OF TRUSTEE

  SunTrust Bank, Atlanta is the Trustee under each Indenture and is to perform only such duties as are specifically set forth in the Indenture. (Section 8.01 of the Indentures.) In the event of a default, the holders of a majority in aggregate principal amount of the loan certificates outstanding at the time under any Indenture have the right to require the Trustee to take action to remedy such default. (Section 7.12 of the Indentures.)

MODIFICATION OF THE INDENTURE

  Each Indenture contains provisions permitting Gold Kist and the Trustee, (i) with the written consent of the holders of not less than 66 2/3% in aggregate principal amount of all the loan certificates outstanding under the Indenture on a record date set for such purpose, to execute supplemental indentures amending the provisions of the Indenture or any supplemental indenture so as to modify the rights of the holders of all the loan certificates or (ii) with the written consent of the holders of not less than 66 2/3% in aggregate principal amount of the loan certificates of a given series outstanding under the Indenture, on a record date set for such purpose, to execute supplemental indentures amending the provisions of the Indenture relating to loan certificates of such series; provided that no such supplemental indenture shall (a) extend the maturity of any loan certificate or reduce the principal amount thereof or reduce the rate or extend the time of payment of interest,
(b) reduce the 66 2/3% requirement as to the consent of the holders of the loan certificates outstanding under the Indenture or of any series of certificates outstanding thereunder, as required, for amendment of the provisions of the Indenture, or (c) modify the provisions of the Indenture which allow holders of not less than 75% of all loan certificates outstanding under the Indenture to consent to the postponement of interest on all loan certificates outstanding under the Indenture for a period not exceeding three
(3) years from its due date, without the consent of the holder of each loan certificate affected thereby. (Section 10.02 of the Indentures.)

DEFAULTS AND NOTICE THEREOF

  Each Indenture provides that any of the following shall constitute an event of default: (a) failure to pay principal when due; (b) failure to pay interest when due, continued for sixty (60) days; (c) certain events of bankruptcy or insolvency; and (d) failure to perform any other covenant or agreement contained in the Indenture, which failure continues for ninety (90) days after notice to Gold Kist by the Trustee or holders of at least 10% in aggregate principal amount of the outstanding loan certificates under the Indenture. (Section 7.01 of the Indentures.)

  Each Indenture provides that the Trustee shall, within ninety (90) days after the occurrence of an event of default, give to the Certificateholders notice of all such defaults unless such defaults have been cured, provided that, except in the case of a default in the payment of principal of or interest on any of the loan certificates outstanding under the Indenture, the Trustee shall be protected in withholding such notice if, and so long as, the Trustee determines that the withholding of such notice is in the interest of the Certificateholders. (Section 8.02 of the Indentures).

  Each Indenture provides that upon the occurrence of a default, the Trustee or the holders of not less than 25% in aggregate principal amount of the loan certificates then outstanding under the Indenture may declare the principal of all loan certificates outstanding under the Indenture immediately due and payable (Section 7.02 of the Indentures.)

SATISFACTION AND DISCHARGE OF INDENTURE

  Each Indenture shall be discharged upon payment of all loan certificates outstanding thereunder or upon deposit with the Trustee of funds sufficient therefor. (Section 11.01 of the Indentures.)

AUTHENTICATION AND DELIVERY OF CERTIFICATES

  The loan certificates may be authenticated by the Trustee in the form set forth in each Indenture and delivered upon the written order of Gold Kist without any further corporate action. (Section 2.03 of the Indentures.)

STATEMENTS AS TO COMPLIANCE

  Each Indenture requires Gold Kist to furnish to the Trustee annually a statement that Gold Kist has fulfilled all of its obligations throughout the year, or specifying any default in the fulfillment of any such obligation. (Section 5.07 of the Indentures.) In addition, upon any application or demand by Gold Kist to the Trustee to take any action under any of the provisions of the Indenture, Gold Kist shall first furnish to the Trustee an Officer's Certificate stating that all such conditions precedent provided for in the Indenture relating to the proposed action have been complied with and an Opinion of Counsel to Gold Kist stating that in the opinion of such counsel all such conditions precedent have been complied with. (Section 1.02 of the Indentures.)

CONCERNING THE TRUSTEE

  Gold Kist has a $19,000,000 revolving credit line and a $19,000,000 committed 364 day credit line both of which can be used for seasonal advances, and a $5,000,000 letter of credit facility with the SunTrust Bank, Altanta, under which varying amounts are outstanding from time to time. Any such indebtedness to the SunTrust Bank, Atlanta would constitute Superior Indebtedness as defined in the Indenture. Gold Kist also maintains deposit accounts with the SunTrust Bank, Atlanta, and from time to time the Bank provides other banking and trust services to Gold Kist in the ordinary course of its business. SunTrust Bank, Atlanta serves as trustee under indentures governing certain previously issued series of Subordinated Capital Certificates of Interest and Subordinated Loan Certificates.

                                    EXPERTS

  The consolidated financial statements and schedule of Gold Kist Inc. as of July 1, 1995, and June 29, 1996, and for each of the years in the three-year period ended June 29, 1996 included herein or incorporated by reference herein and in the registration statement have been included herein or incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG Peat Marwick LLP, independent auditors, appearing elsewhere herein or incorporated by reference, and upon the authority of said firm as experts in accounting and auditing. The reports of KPMG Peat Marwick LLP covering the June 25, 1994 and July 1, 1995 consolidated financial statements refer to changes in accounting for income taxes and for certain investments in debt and equity securities.

  The combined consolidated financial statements of Golden Peanut Company and Subsidiaries and Alimenta Commodities, LLC at June 30, 1996 and 1995, and for each of the three years in the period ended June 30, 1996 (not included separately herein), have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon (which contains an explanatory paragraph with respect to a change in accounting for postretirement benefits other than pensions) appearing elsewhere herein. The combined consolidated financial statements audited by Ernst & Young LLP reflect certain amounts which have been included in the consolidated financial statements of Gold Kist Inc. as of June 29, 1996 and July 1, 1995 and for each of the three years in the period ended June 29, 1996, in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                       QUALIFIED INDEPENDENT UNDERWRITER

  Interstate/Johnson Lane Corporation, a member of the NASD, has participated as a qualified independent underwriter, for compensation paid by Gold Kist, in the "due diligence" review with respect to the preparation of this Prospectus.

                                 LEGAL OPINION

  The legality of the securities offered hereby is being passed upon for Gold Kist by Alston & Bird, One Atlantic Center, 1201 West Peachtree Street, Atlanta, Georgia 30309-3424.

                         INDEPENDENT AUDITORS' REPORT

The Board of DirectorsGold Kist Inc.:

  We have audited the accompanying consolidated balance sheets of Gold Kist Inc. and subsidiaries as of July 1, 1995 and June 29, 1996, and the related consolidated statements of operations, patrons' and other equity, and cash flows for each of the years in the three-year period ended June 29, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the combined consolidated financial statements of Golden Peanut Company and Subsidiaries, a partnership investment, and Alimenta Commodities, LLC, a limited liability corporation, investments accounted for using the equity method of accounting, as described in Note 9(b) to the consolidated financial statements. The combined consolidated financial statements of Golden Peanut Company and Subsidiaries and Alimenta Commodities, LLC, were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Golden Peanut Company and Subsidiaries and Alimenta Commodities, LLC, is based solely on the report of the other auditors.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

  In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gold Kist Inc. and subsidiaries as of July 1, 1995 and June 29, 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended June 29, 1996, in conformity with generally accepted accounting principles.

  As discussed in notes 1, 6 and 9(a) to the consolidated financial statements, the Company changed its method of accounting for income taxes in 1994 and for certain investments in debt and equity securities in 1995.

                                          KPMG PEAT MARWICK LLP

Atlanta, Georgia
September 6, 1996, except
for the first paragraph
of note 8 as to which
the date is September 13, 1996

                        REPORT OF INDEPENDENT AUDITORS

Partnership Committee
Golden Peanut Company and
Alimenta Commodities, LLC

  We have audited the combined consolidated balance sheets of Golden Peanut Company and Subsidiaries (the "Partnership") and Alimenta Commodities, LLC ("LLC") (since April 1, 1996, date of inception), (collectively, the "Companies"), as of June 30, 1996 and 1995, and the related combined consolidated statements of operations, partners' equity, and cash flows for each of the three years in the period ended June 30, 1996 (not presented separately herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the combined consolidated financial position of Golden Peanut Company and Subsidiaries and Alimenta Commodities, LLC at June 30, 1996 and 1995, and the combined consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 1996, in conformity with generally accepted accounting principles.

  As discussed in Note 8 to the combined consolidated financial statements, in 1994 the Partnership changed its method of accounting for postretirement benefits other than pensions.

                                          ERNST & YOUNG LLP

Atlanta, Georgia
September 6, 1996

                                 GOLD KIST INC.

                          CONSOLIDATED BALANCE SHEETS

                             (AMOUNTS IN THOUSANDS)

                                                     JULY 1, 1995 JUNE 29, 1996
                                                     ------------ -------------
                       ASSETS
Current assets:
 Cash and cash equivalents..........................   $ 16,597       20,562
 Receivables, principally trade, including notes
  receivable of $43.8 million in 1995 and $68.9
  million in 1996, less allowance for doubtful
  accounts of $5,877 in 1995 and $7,726 in 1996.....    189,180      242,411
 Inventories (note 2)...............................    226,988      270,367
 Other current assets...............................     17,718       39,204
                                                       --------      -------
  Total current assets..............................    450,483      572,544
Investments (note 9)................................     93,039      104,728
Property, plant and equipment, net (note 3).........    227,646      255,728
Other assets........................................     50,469       42,960
                                                       --------      -------
                                                       $821,637      975,960
                                                       ========      =======
               LIABILITIES AND EQUITY
Current liabilities:
 Notes payable and current maturities of long-term
  debt (note 4):
  Short-term borrowings.............................   $ 70,800      112,800
  Subordinated loan certificates....................     27,363       30,574
  Current maturities of long-term debt..............     25,834       27,089
                                                       --------      -------
                                                        123,997      170,463
 Accounts payable...................................    117,952      126,340
 Accrued compensation and related expenses..........     28,817       32,590
 Patronage refund and other equity payable in cash..      8,863       24,043
 Interest left on deposit (note 4)..................     10,493       12,119
 Other current liabilities..........................     13,776       22,532
                                                       --------      -------
  Total current liabilities.........................    303,898      388,087
Long-term debt, excluding current maturities (note
4)..................................................    138,659      188,948
Accrued postretirement benefit costs (note 7(b))....     36,929       40,271
Other liabilities...................................      3,189        4,072
                                                       --------      -------
  Total liabilities.................................    482,675      621,378
                                                       --------      -------
Minority interest...................................     23,972       28,172
Patrons' and other equity (note 5):
 Common stock, $1.00 par value--Authorized 500
  shares; issued and outstanding 62 in 1995 and 36
  in 1996...........................................         62           36
 Patronage reserves.................................    216,854      209,140
 Unrealized gain on marketable equity security (note
 9(a))..............................................     18,531       20,978
 Retained earnings..................................     79,543       96,256
                                                       --------      -------
  Total patrons' and other equity...................    314,990      326,410
Commitments and contingent liabilities (notes 7 and
8)
                                                       --------      -------
                                                       $821,637      975,960
                                                       ========      =======

          See accompanying notes to consolidated financial statements.

                                 GOLD KIST INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                             (AMOUNTS IN THOUSANDS)

                                                      YEARS ENDED
                                        ----------------------------------------
                                        JUNE 25, 1994 JULY 1, 1995 JUNE 29, 1996
                                        ------------- ------------ -------------
Net sales volume......................   $1,561,034    1,688,537     1,955,569
Cost of sales.........................    1,385,239    1,522,063     1,731,448
                                         ----------    ---------     ---------
 Gross margins........................      175,795      166,474       224,121
Distribution, administrative and
general expenses......................      121,417      131,410       155,664
                                         ----------    ---------     ---------
 Net operating margins................       54,378       35,064        68,457
                                         ----------    ---------     ---------
Other income (deductions):
 Interest income......................        6,752        8,779         9,946
 Interest expense.....................      (13,924)     (17,525)      (21,065)
 Equity in loss of partnership (note
 9(b))................................       (1,110)      (9,625)       (1,181)
 Gain on sale of investments..........           --        3,070            --
 Miscellaneous, net...................        3,978        5,823         5,962
                                         ----------    ---------     ---------
                                             (4,304)      (9,478)       (6,338)
                                         ----------    ---------     ---------
 Margins before income taxes, minority
  interest and cumulative effect of
  accounting change...................       50,074       25,586        62,119
Income taxes (note 6).................       14,861       13,094        20,757
                                         ----------    ---------     ---------
 Margins before minority interest and
  cumulative effect of accounting
  change..............................       35,213       12,492        41,362
Minority interest.....................       (1,148)        (741)       (4,330)
                                         ----------    ---------     ---------
 Margins before cumulative effect of
 accounting change....................       34,065       11,751        37,032
Cumulative effect of change in
accounting for income taxes (note 6)..        5,339           --            --
                                         ----------    ---------     ---------
 Net margins..........................   $   39,404       11,751        37,032
                                         ==========    =========     =========

          See accompanying notes to consolidated financial statements.

                                 GOLD KIST INC.

              CONSOLIDATED STATEMENTS OF PATRONS' AND OTHER EQUITY

       FOR THE YEARS ENDED JUNE 25, 1994, JULY 1, 1995 AND JUNE 29, 1996

                             (AMOUNTS IN THOUSANDS)

                                           REVOLVING             UNREALIZED
                                            FUND AND              GAIN ON
                                           CUMULATIVE            MARKETABLE
                                   COMMON  PREFERRED   PATRONAGE   EQUITY   RETAINED
                          TOTAL    STOCK  CERTIFICATES RESERVES   SECURITY  EARNINGS
                         --------  ------ ------------ --------- ---------- --------
June 26, 1993........... $285,620    79      10,253     209,514        --    65,774
 Net margins for 1994...   39,404    --          --      30,830        --     8,574
 Nonqualified patronage
  refund and other
  equity payable in
  cash..................  (14,588)   --          --     (14,588)       --        --
 Redemptions and other
  changes...............  (13,774)   --     (10,253)     (6,592)       --     3,071
                         --------   ---     -------     -------    ------    ------
June 25, 1994...........  296,662    79          --     219,164        --    77,419
 Net margins for 1995...   11,751    --          --      12,590        --      (839)
 Nonqualified patronage
  refund and other
  equity payable in
  cash..................   (8,941)   --          --      (8,941)       --        --
 Redemptions and other
  changes...............   (3,013)  (17)         --      (5,959)       --     2,963
 Implementation of
  change in accounting
  for marketable equity
  security (note 9(a))..   18,531    --          --          --    18,531        --
                         --------   ---     -------     -------    ------    ------
July 1, 1995............  314,990    62          --     216,854    18,531    79,543
 Net margins for 1996...   37,032    --          --      21,700        --    15,332
 Nonqualified patronage
  refund and other
  equity payable in
  cash..................  (24,212)   --          --     (24,212)       --        --
 Redemptions and other
  changes...............   (3,847)  (26)         --      (5,202)       --     1,381
 Change in value of
  marketable equity
  security (note 9(a))..    2,447    --          --          --     2,447        --
                         --------   ---     -------     -------    ------    ------
June 29, 1996........... $326,410    36          --     209,140    20,978    96,256
                         ========   ===     =======     =======    ======    ======

          See accompanying notes to consolidated financial statements.

                                 GOLD KIST INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (AMOUNTS IN THOUSANDS)

                                                      YEARS ENDED
                                        ----------------------------------------
                                        JUNE 25, 1994 JULY 1, 1995 JUNE 29, 1996
                                        ------------- ------------ -------------
Cash flows from operating activities:
 Net margins..........................    $ 39,404       11,751        37,032
 Non-cash items included in net
 margins:
  Depreciation and amortization.......      37,251       38,085        40,063
  Cumulative effect of changes in
  accounting principle................      (5,339)          --            --
  (Gains) losses on sales of assets...        (201)      (3,459)          101
  Equity in loss of partnership.......       1,110        9,625         1,181
  Deferred income tax benefit.........      (5,562)      (6,650)       (2,250)
  Other...............................       3,208        1,943        (1,515)
 Changes in operating assets and
 liabilities:
  Receivables.........................     (26,943)     (28,466)      (53,231)
  Inventories.........................     (23,963)     (28,521)      (43,379)
  Other current assets................         152       (3,382)      (20,561)
  Accounts payable and accrued
  expenses............................      21,765       15,117        20,917
  Interest left on deposit............      (4,052)       1,153         1,626
                                          --------      -------       -------
   Net cash provided by (used in)
   operating activities...............      36,830        7,196       (20,016)
                                          --------      -------       -------
Cash flows from investing activities:
 Acquisitions of investments..........        (762)      (5,093)       (4,356)
 Acquisitions of property, plant and
 equipment............................     (37,232)     (61,762)      (74,262)
 Proceeds from disposal of
 investments..........................       1,279        8,942           200
 Proceeds from sales of loans.........       5,040        4,925        10,052
 Other................................      (5,883)      (7,179)        2,406
                                          --------      -------       -------
   Net cash used in investing
   activities.........................     (37,558)     (60,167)      (65,960)
                                          --------      -------       -------
Cash flows from financing activities:
 Short-term borrowings, net...........      11,491       60,286        45,211
 Proceeds from long-term debt.........      26,668       49,752        86,296
 Principal payments of long-term
 debt.................................     (30,130)     (36,676)      (28,557)
 Patronage refunds and other equity
 paid in cash.........................     (22,717)     (19,464)      (13,009)
                                          --------      -------       -------
   Net cash provided by (used in)
   financing activities...............     (14,688)      53,898        89,941
                                          --------      -------       -------
   Net change in cash and cash
   equivalents........................     (15,416)         927         3,965
Cash and cash equivalents at beginning
of year...............................      31,086       15,670        16,597
                                          --------      -------       -------
Cash and cash equivalents at end of
year..................................    $ 15,670       16,597        20,562
                                          ========      =======       =======
Supplemental disclosure of cash flow
data:
 Cash paid during the years for:
  Interest (net of amounts
  capitalized)........................    $ 18,575       18,792        18,327
                                          ========      =======       =======
  Income taxes........................    $ 23,352       21,144        20,676
                                          ========      =======       =======

          See accompanying notes to consolidated financial statements.

                                GOLD KIST INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 JUNE 25, 1994, JULY 1, 1995 AND JUNE 29, 1996

                         (DOLLAR AMOUNTS IN THOUSANDS)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Gold Kist ("Gold Kist" or "Association") Inc. is a diversified agricultural membership cooperative association, headquartered in Atlanta, Georgia. Gold Kist serves approximately 29,000 active farmer members and other cooperative associations located principally in the southeastern United States. Gold Kist operates broiler and pork production facilities providing both marketing and purchasing services to producers. Gold Kist also purchases or manufactures feed, seed, fertilizers, pesticides, animal health products and other farm supply items for sale at wholesale and retail. Additionally, the Association is engaged in the processing, storage and marketing of cotton, serves as a contract procurement agent for, and stores, farm commodities such as soybeans and grain, and is a partner in a major peanut processing and marketing business and in a pecan processing and marketing business.

  The accounting and reporting policies of Gold Kist Inc. and subsidiaries conform to generally accepted accounting principles and to general practices among agricultural cooperatives. The following is a summary of the significant accounting policies.

  (a)Basis of Presentation

      The accompanying consolidated financial statements include the accounts of Gold Kist Inc. and its wholly and majority owned subsidiaries (Gold Kist or Association). All significant intercompany balances and transactions have been eliminated in consolidation. Certain reclassifications have been made to the 1995 consolidated financial statements to conform to the presentation in the 1996 consolidated financial statements.

  (b)Cash and Cash Equivalents

      Gold Kist's policy is to invest cash in excess of operating requirements in highly liquid interest bearing debt instruments, which include commercial paper and reverse repurchase agreements. These investments are stated at cost which approximates market. For purposes of the consolidated statements of cash flows, Gold Kist considers all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents.

  (c)Inventories

      Merchandise for sale includes feed, fertilizer, seed, pesticides, equipment and general farm supplies purchased or manufactured by Gold Kist for sale to agricultural producers and consumers. These inventories are stated, generally, on the basis of the lower of cost (first-in, first-out or average) or market.

      Live poultry and hogs consist of broilers, breeding stock and market hogs. The broilers and market hogs are stated at the lower of average cost or market. The breeding stock is stated at average cost, less accumulated amortization.

      Raw materials and supplies consist of feed and fertilizer ingredients, uncleaned seed, hatching eggs, packaging materials and operating supplies. These inventories are stated, generally, on the basis of the lower of cost (first-in, first-out or average) or market. Gold Kist hedges varying amounts of its feed ingredient purchases to minimize the risk of adverse price fluctuations. Futures contracts are accounted for as hedges and option contracts are accounted for at market. Gains or losses on futures and options transactions are included as a part of product cost.

                                GOLD KIST INC.

                         (DOLLAR AMOUNTS IN THOUSANDS)
    Marketable products consist primarily of dressed and further processed poultry and cotton. These inventories are stated, principally, on the basis of selling prices, less estimated brokerage, freight and certain other selling costs where applicable (estimated net realizable value).

  (d)Property, Plant and Equipment

      Property, plant and equipment is recorded at cost. Depreciation of plant and equipment is calculated by the straight-line method over the estimated useful lives of the respective assets.

  (e)Investments

      Investments in other cooperatives are recorded at cost and include the amount of patronage refund certificates and patrons' equities allocated, less distributions received. These investments are not readily marketable and quoted market prices are not available. The equity method of accounting is used for investments in other companies in which Gold Kist's voting interest is 20 to 50 percent. Investments in less than 20 percent owned companies which are not readily marketable are stated at cost. For years prior to fiscal 1995, the investment in the marketable equity security was stated at the lower of cost or market.

      Effective June 26, 1994, Gold Kist adopted the provisions of Statement of Financial Accounting Standards No. 115 (SFAS 115), "Accounting for Certain Investments in Debt and Equity Securities." Pursuant to the provisions of SFAS 115, the Association has classified its marketable equity security and collateralized loans as "available-for-sale." "Available-for-sale" securities are those the Association intends to hold for a period of time and are not acquired with the intent of selling them in the near term. Unrealized gains and losses on "available-for-sale" securities are included as a separate component of patrons' and other equity in the accompanying 1995 and 1996 financial statements, net of deferred income taxes. Upon initial application of SFAS 115, Gold Kist recorded an increase to investments of $20.5 million and to patrons' and other equity of $12.9 million (net of deferred income taxes of $7.6 million) related to the marketable equity security (see note 9(a)). Management believes the carrying value of the collateralized loans approximate market value and, accordingly, no adjustment has been recognized in the accompanying financial statements.

      Gold Kist's investment in the Golden Peanut Company partnership is accounted for using the equity method (see note 9(b)). Other investments accounted for under the equity method are not significant.

  (f)Income Taxes

      Gold Kist operates as an agricultural cooperative not exempt from Federal income taxes. Aggregate margins not refunded in cash to members or allocated in the form of qualified written notices are subject to income taxes.

      The bylaws of Gold Kist provide for the issuance of either qualified or nonqualified patronage refunds (as defined for purposes of Subchapter T of the Internal Revenue Code). Gold Kist utilized nonqualified patronage refunds in 1994, 1995 and 1996, which are deductible for income tax purposes only to the extent paid or redeemed in cash.

      Effective June 27, 1993, Gold Kist adopted the provisions of Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes" and reported the cumulative effect of that change in the method of accounting for income taxes in the 1994 consolidated statement of operations. SFAS 109 requires an asset and liability approach in accounting for income taxes and, therefore, required a change from the deferred method Gold Kist previously used. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax

                                GOLD KIST INC.

                         (DOLLAR AMOUNTS IN THOUSANDS)
    assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized as income or expense in the period that includes the enactment date.

  (g)Fair Value of Financial Instruments

      Gold Kist's financial instruments include cash and cash equivalents, accounts receivables and payables and accrued expenses, notes receivable and debt. Because of the short maturity of cash equivalents, accounts receivables and payables and accrued expenses, certain short-term debt which matures in less than one year, and long-term debt with variable interest rates the carrying value approximates fair value. All financial instruments are considered to have an estimated fair value which approximates carrying value at July 1, 1995 and June 29, 1996 unless otherwise specified (see notes 1(e) and 4).

  (h)Fiscal Year

      Gold Kist employs a 52/53 week fiscal year. The consolidated financial statements for 1994, 1995 and 1996 reflect 52, 53 and 52 weeks, respectively. Fiscal 1997 will be a 52 week year.

  (i)Use of Estimates

      Management of Gold Kist has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from these estimates.

(2) INVENTORIES

  Inventories are summarized as follows:

                                                                  1995    1996
                                                                -------- -------
     Merchandise for sale.....................................  $ 85,054  83,886
     Live poultry and hogs....................................    76,211  95,682
     Marketable products--poultry.............................    30,532  40,047
     Marketable products--cotton..............................        --  11,258
     Raw materials and supplies...............................    35,191  39,494
                                                                -------- -------
                                                                $226,988 270,367
                                                                ======== =======
(3) PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment is summarized as follows:

                                                                  1995    1996
                                                                -------- -------
     Land and land improvements...............................  $ 31,809  33,268
     Buildings................................................   166,806 188,845
     Machinery and equipment..................................   325,270 368,118
     Construction in progress.................................    27,812  16,833
                                                                -------- -------
                                                                 551,697 607,064
     Less accumulated depreciation............................   324,051 351,336
                                                                -------- -------
                                                                $227,646 255,728
                                                                ======== =======

                                GOLD KIST INC.

                         (DOLLAR AMOUNTS IN THOUSANDS)

(4) NOTES PAYABLE AND LONG-TERM DEBT

  At June 29, 1996, Gold Kist had a $150 million unsecured committed credit facility with five commercial banks. The facility included a five-year $50 million revolving credit commitment, a $50 million 364-day line of credit commitment, and a $50 million seasonal line of credit commitment. As of June 29, 1996, borrowings of $50 million and $40 million, respectively, were outstanding under the revolving credit and 364-day line-of-credit commitments. At June 29, 1996, Gold Kist had other borrowings of $112.8 million outstanding under uncommitted loans and letters of credit facilities. At June 29, 1996, the Company classified $50 million of borrowings under the $50 million revolving credit and borrowings of $40 million under the uncommitted loan facilities as long-term debt. On August 8, 1996, Gold Kist refinanced these loans under a five-year $125 million revolving credit commitment.
  On August 9, 1996, the Association entered into a $250 million unsecured committed credit facility with nine commercial banks. The new facility includes a five-year $125 million revolving credit commitment and a $125 million 364-day line of credit commitment. The five-year revolving credit agreement expires on August 9, 2001, but may be extended twice for successive one-year periods with the consent of the banks. The revolving credit facility fee and the commitment fees on the unused portion of the revolving credit will be computed quarterly based on the Association's ratio of funded debt to total capital and will not exceed .20% per annum. The 364-day line of credit provides short-term financing that will expire in August 1997 and may be extended with the consent of the banks. The 364-day line of credit is subject to a .16% per annum facility fee. Borrowings under the $250 million facility will bear variable interest rates at or below prime. Also, the facility permits competitive bid interest rates by the participating banks.

  At June 29, 1996, Gold Kist had other unused long-term loan commitments of $20 million and additional uncommitted facilities to provide loans and letters of credit from banks aggregating approximately $94 million. These unsecured borrowings bear interest at rates below prime.

  Subordinated loan certificates of $27.4 million at July 1, 1995 bore interest at rates of 3.5% to 6.7% with terms of one year and were unsecured. At June 29, 1996, subordinated loan certificates outstanding were $30.6 million bearing interest at rates of 5.5% to 6.4%.

  Interest left on deposit represents amounts of interest payable, which at the option of the holders of various classes of certificates, is left on deposit with Gold Kist. Additional interest on these amounts accrues at the same rates as the related certificates.

                                GOLD KIST INC.

                         (DOLLAR AMOUNTS IN THOUSANDS)

Long-term debt is summarized as follows:

                                                                1995     1996
                                                              -------- --------
Unsecured senior notes payable:
 9.375% interest notes, due in semi-annual installments of
  $5,500
  with interest payable semiannually......................... $ 16,500   11,000
 9.90% interest notes, due in semi-annual installments of
 $1,539
  with interest payable semiannually.........................   10,766    9,230
 9.35% interest note, due in a single installment in June
 2001 with
  interest payable quarterly.................................   20,000   20,000
Other long term debt:
 Subordinated capital certificates of interest with interest rates ranging
  from 4.50% to 16.50% and with fixed maturities ranging from two to fifteen years, unsecured (weighted average interest rate of 7.7% at
  July 1, 1995 and 7.2% at June 29, 1996)....................   60,417   59,431
 Revolving credit agreements with commercial banks (weighted average
  rate of 6.5% at July 1, 1995 and 5.7% at June 29, 1996)....   37,000   50,000
 Borrowings under uncommitted lines of credit (weighted
 average rate of
  5.8% at June 29, 1996).....................................       --   40,000
 Tax exempt industrial revenue bonds with varying interest
 rates due in
  quarterly and annual installments through 2016, secured by property,
  plant and equipment........................................   12,701   18,500
 Pro rata share of mortgage loan, at 8.47% interest, due in
  monthly installments
  to June 30, 2004, secured by a building (note 3)...........    2,497    2,306
 Other.......................................................    4,612    5,570
                                                              -------- --------
                                                               164,493  216,037
Less current maturities......................................   25,834   27,089
                                                              -------- --------
                                                              $138,659  188,948
                                                              ======== ========

  Based upon discounted cash flows of future payments, assuming interest rates available to Gold Kist for issuance of debt with similar terms and remaining maturities, the estimated fair value of the unsecured senior notes payable at July 1, 1995 and June 29, 1996 was approximately $51.7 million and $43.0 million, respectively.

  The terms of debt agreements specify minimum working capital, net worth and current ratio requirements. The debt agreements also place a limitation on equity distribution, cash patronage refunds and additional loans, advances or investments. The limitation provides for a carryover to 1997 of unused amounts, $4.6 million as of June 29, 1996, and is increased by 50% of Gold Kist's net margins (or minus 100% of a net loss) before any gains or losses on disposals of capital assets or equity in unremitted earnings of any affiliate.

Annual required principal repayments on long-term debt for the five fiscal years subsequent to June 29, 1996 are as follows:

    Fiscal year:

      1997............................................................ $ 27,089
      1998............................................................   14,744
      1999............................................................   12,147
      2000............................................................    5,927
      2001............................................................   25,187
                                                                       ========

                                GOLD KIST INC.

                         (DOLLAR AMOUNTS IN THOUSANDS)

(5) PATRONS' AND OTHER EQUITY

  Gold Kist's Articles of Incorporation provide for a class of common stock and a class of preferred stock pursuant to the provisions of the Georgia Cooperative Marketing Act. Each member is allocated one share of common stock, $1.00 par value. The common shares are not marketable or transferable and no dividends will be declared on these common shares. No issuance of preferred stock has been authorized by Gold Kist.

  Patronage reserves represent allocated undistributed member margins less taxes paid on nonqualified equity. Patronage reserves do not bear interest and are subordinated to all certificates outstanding and indebtedness of Gold Kist. Patronage reserves may be revolved and paid at the discretion of the Board of Directors.

  Retained earnings include the cumulative net margins (losses) resulting from nonmember and nonpatronage transactions, including noncooperative subsidiaries. Also included are amounts related to the early redemption of notified equity, representing the difference between the face value and the redemption amounts.

(6) INCOME TAXES

  As discussed in Note 1(f), Gold Kist adopted SFAS 109 as of June 27, 1993. The cumulative effect of this change in accounting for income taxes, which resulted in a tax benefit of $5.3 million, was determined as of June 27, 1993 and was reflected in the consolidated statement of operations for the year ended June 25, 1994.

The provisions for income tax expense, principally Federal, consist of the following:

                                                         1994     1995    1996
                                                        -------  ------  ------
   Current expense..................................... $20,423  19,744  23,007
   Deferred benefit....................................  (5,562) (6,650) (2,250)
                                                        -------  ------  ------
                                                        $14,861  13,094  20,757
                                                        =======  ======  ======

  The deferred income tax effect of the unrealized gain on marketable equity security has been charged as a component of patrons' and other equity for 1995 and 1996.

  Gold Kist's combined federal and state effective tax rates from operations for 1994, 1995 and 1996 were 30%, 51% and 33%, respectively. A reconciliation of income tax expense from operations computed by applying the Federal corporate income tax rate of 35% in 1994, 1995 and 1996 to margins before income taxes, minority interest and cumulative effect of accounting changes for the applicable year follows:

                                                       1994     1995    1996
                                                      -------  ------  ------
   Computed expected income tax expense.............. $17,526   8,955  21,742
   Increase (decrease) in income tax expense
    resulting from:
    Income tax litigation............................      --   5,520      --
    Cash portion of nonqualified patronage refund....  (1,420) (1,031)   (986)
    Effect of state income taxes, net of Federal
    benefit..........................................   1,050     447     970
    Nonqualified equity redemptions..................    (525)   (490)   (886)
    Target jobs credits..............................    (607)   (499)    (11)
    Other, net.......................................  (1,163)    192     (72)
                                                      -------  ------  ------
                                                      $14,861  13,094  20,757
                                                      =======  ======  ======

                                GOLD KIST INC.

                         (DOLLAR AMOUNTS IN THOUSANDS)

  The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at July 1, 1995 and June 29, 1996 are as follows:

                                                               1995      1996
                                                             --------  --------
   Deferred tax assets:
    Postretirement benefits................................. $ 14,410    15,589
    Insurance accruals......................................    7,903     8,059
    Equity in partnerships..................................    4,175     2,618
    Bad debt reserves.......................................    2,573     3,156
    State tax operating loss carryforwards..................    1,984     1,406
    Other...................................................       --     1,426
                                                             --------  --------
     Total gross deferred tax assets........................   31,045    32,254
    Less valuation allowance................................   (1,984)   (1,406)
                                                             --------  --------
     Net deferred tax assets................................   29,061    30,848
                                                             --------  --------
   Deferred tax liabilities:
    Unrealized gain on marketable equity security...........  (11,587)  (13,116)
    Accelerated depreciation................................     (969)   (1,245)
    Deferred compensation...................................   (3,990)   (3,371)
    Other...................................................     (118)       --
                                                             --------  --------
     Total deferred tax liabilities.........................  (16,664)  (17,732)
                                                             --------  --------
     Net deferred tax assets................................ $ 12,397    13,116
                                                             ========  ========

  The net change in the total valuation allowance for the years ended 1995 and 1996 was an increase of $71 and a decrease of $578, respectively. The Association's management believes the existing net deductible temporary differences comprising the total net deferred tax assets will reverse during periods in which the Association generates net taxable income.

  During 1993, the Internal Revenue Service (IRS) concluded its examination of Gold Kist's 1987 through 1989 Federal income tax returns and issued a notice of deficiency. In April 1994, the remaining issue, whether Gold Kist must recognize taxable income related to the redemption of its qualified notified equity at less than face amount, was litigated before the United States Tax Court. An adverse decision was received from the Tax Court on June 26, 1995. The Association has appealed the decision to the Eleventh Circuit Court of Appeals. The accompanying financial statements reflect the impact of the Tax Court decision through June 29, 1996.

(7) EMPLOYEE BENEFITS

  (a)Pension Plans

      Gold Kist has noncontributory defined benefit pension plans covering substantially all of its employees and directors and an affiliate's employees (participants). The plan covering the salaried participants provides pension benefits that are based on the employees' compensation during the years before retirement or other termination of employment. The plan covering the hourly participants provides pension benefits that are based on years of service. Gold Kist's funding policy is to contribute within the guidelines prescribed by Federal regulations. Plan assets consist principally of corporate equities and bonds, and United States Government and Agency obligations.

                                 GOLD KIST INC.

                         (DOLLAR AMOUNTS IN THOUSANDS)
Net periodic pension expense for 1994, 1995 and 1996 included the following components:

                                                      1994     1995     1996
                                                     -------  -------  -------
   Service cost--benefits earned during the year.... $ 3,720    3,429    4,092
   Interest cost on projected benefit obligations...   6,479    6,949    7,426
   Actual return on plan assets.....................  (3,236) (11,393) (27,724)
   Net amortization and deferral....................  (5,989)   1,208   16,799
                                                     -------  -------  -------
    Net periodic pension expense.................... $   974      193      593
                                                     =======  =======  =======

  The following table sets forth the plans' funded status, amounts recognized in the consolidated balance sheets at July 1, 1995 and June 29, 1996 and economic assumptions:

                                                               1995     1996
                                                             --------  -------
   Actuarial present value of benefit obligations:
    Vested participants..................................... $ 74,529   88,287
    Nonvested...............................................    6,630    7,088
                                                             --------  -------
     Total accumulated benefit obligations.................. $ 81,159   95,375
                                                             ========  =======
   Projected benefit obligations for services rendered to
   date..................................................... $ 96,559  111,251
                                                             ========  =======
    Plan assets for benefits:
    Plan assets at fair value............................... $118,268  145,148
    Prepaid pension cost included in other assets in
    consolidated balance  sheets............................  (16,556) (18,179)
                                                             --------  -------
     Net plan assets........................................ $101,712  126,969
                                                             ========  =======
   Plan assets in excess of projected benefit obligations... $  5,153   15,718
                                                             ========  =======
   Consisting of:
    Unrecognized net asset existing at the date of
    adoption................................................ $  9,721    8,318
    Unrecognized net gain/(loss) from past experience
    different from that  assumed and effects of changes in
    assumptions.............................................   (1,136)  13,824
    Prior service cost not yet recognized in net periodic
    pension cost............................................   (3,432)  (6,424)
                                                             --------  -------
                                                             $  5,153   15,718
                                                             ========  =======
   Actuarial assumptions:
    Weighted-average discount rate..........................     8.00%    8.00%
    Weighted-average expected long-term rate of return on
    plan assets.............................................     9.25%    9.50%
    Weighted-average rate of compensation increase..........     5.50%    5.50%

  The unrecognized net asset existing at the date of adoption of Statement of Financial Accounting Standards No. 87 is being amortized over the remaining service lives of the participants.

                                GOLD KIST INC.

                         (DOLLAR AMOUNTS IN THOUSANDS)

  (b)Other Postretirement Benefits

      Gold Kist provides health care and death benefits to substantially all retired employees, covered dependents and their beneficiaries. Generally, employees who have attained age 55 and who have 10 years of service are eligible for these benefits. In addition, employees with less than 10 years of service who retired before July 1, 1992 are eligible for these benefits. The health care and death benefit plans are contributory and coverages increase with increased years of service.

      Postretirement health and death benefit expense for 1994, 1995 and 1996 included the following components:

                                                             1994  1995   1996
                                                            ------ -----  -----
       Service cost--benefits earned during the year......  $1,728 1,742  2,029
       Interest cost......................................   2,530 2,645  2,998
       Net amortization and deferral......................      --   (18)    80
                                                            ------ -----  -----
        Net postretirement health and death benefit
        expense...........................................  $4,258 4,369  5,107
                                                            ====== =====  =====

      Gold Kist's postretirement benefit plans are not funded. The status of the plans at July 1, 1995 and June 29, 1996 was as follows:

                                                                 1995    1996
                                                                ------- ------
       Actuarial present value of accumulated postretirement
       benefit obligation:
        Retirees..............................................  $15,528 18,010
        Fully eligible active plan participants...............    7,821 10,188
        Other active plan participants........................   14,016 16,571
                                                                ------- ------
                                                                 37,365 44,769
        Unrecognized net gain (loss) from experience
        differences...........................................    1,341 (2,737)
                                                                ------- ------
                                                                $38,706 42,032
                                                                ======= ======

      The health care cost trend rate used to determine the accumulated postretirement benefit obligation at July 1, 1995 was 9%, declining ratably to 5% by the year 2001 and remaining at that level thereafter. The health care cost trend rate used to determine the accumulated postretirement benefit obligation at June 29, 1996 was 8%, declining ratably to 5% by the year 2001 and remaining at that level thereafter. The discount rate used to determine the accumulated postretirement benefit obligation was 8.00% at July 1, 1995 and June 29, 1996, respectively. A 1% increase in the health care cost trend rate for each year would increase the accumulated postretirement benefit obligation for health care benefits at June 29, 1996 by approximately 12% and net postretirement health care cost by 14%.

(8) CONTINGENT LIABILITIES AND COMMITMENTS

  In January 1993, certain Alabama member patrons of the Association filed a lawsuit in the Circuit Court of Jefferson County, Alabama, Tenth Judicial Circuit against the Association and Golden Poultry and certain directors and officers of the companies. (Ronald Pete Windham and Windham Enterprises, Inc. on their behalf and on behalf of and for the use and benefit of Gold Kist, Inc. and its shareholders/members v. Harold O. Chitwood, individually in his capacity as an officer of Gold Kist and a Director of Golden Poultry; et al). The lawsuit alleged that the named defendants violated their fiduciary duties by diverting corporate opportunities from the Association to Golden Poultry and Carolina Golden Products Company in connection with the creation of Golden Poultry and Carolina Golden Products Company and by permitting their continued operations. In

                                GOLD KIST INC.

                         (DOLLAR AMOUNTS IN THOUSANDS)
March 1994, the Court certified the Windham litigation as a class action. In September 1995, Golden Poultry and Carolina Golden Products Company were dismissed from the litigation. On October 25, 1995, the jury in the Windham case returned verdicts in favor of the plaintiffs in the litigation. On July 2, 1996, the Jefferson County, Alabama Circuit Court Judge entered an Order in the case directing Gold Kist to acquire the approximately 27% of Company shares currently owned by investors so that all of the issued and outstanding stock of the Company would be owned by Gold Kist. The Court denied the plaintiffs' demands for additional allocations and cash distributions to the class members. On September 13, 1996, subsequent to Motions for Reconsideration filed by the plaintiffs and Gold Kist, the Court entered a Final Judgment and Decree amending its July 2, 1996 Order. The Final Judgment and Decree relieves Gold Kist of the requirement to acquire the 27% of Golden Poultry common stock not already owned by Gold Kist. This Final Judgment and Decree requires Gold Kist to acquire or redeem all Golden Poultry common stock and/or stock options held or issued to Gold Kist officers and directors. Gold Kist is further ordered, with its consent, to revolve $21.2 million of notified equity for the years 1976 through 1983 within four calendar months of the date of the Order and requires Gold Kist to pay $4.2 million in fees and expenses to the plaintiffs' attorneys. An appeal of the Final Judgment may be filed by the parties, which could have the effect of staying the Final Judgment pending the outcome of any appeal. The redemption of notified equity and the fees and expenses awarded to plaintiffs' attorneys have been reflected in the accompanying consolidated financial statements.

  Gold Kist is also party to other various legal and administrative proceedings, all of which management believes constitute ordinary routine litigation incident to the business conducted by Gold Kist, or are not material in amount.

  Gold Kist received proceeds of $20.0 million, $5.0 million, $4.9 million and $10.2 million during 1993, 1994, 1995 and 1996, respectively, for collateralized loans sold with recourse to an insurance company, of which $26.4 million was outstanding at June 29, 1996. No gain or loss was recognized on the sale of these loans. A $264 thousand allowance has been recognized in the accompanying consolidated financial statements for potential losses that may occur. As of June 29, 1996, there have been no credit losses related to the loans guaranteed under this agreement.

  Gold Kist is a guarantor of amounts outstanding under a $65.0 million secured loan agreement between a commercial bank and Young Pecan Company, a pecan processing and marketing partnership in which Gold Kist holds a 25% equity interest and 35% earnings (loss) allocation. At June 29, 1996, the amounts outstanding under this facility were $60.6 million.

(9) INVESTMENTS

  (a)Marketable Equity Security

      As discussed in Note 1(e), Gold Kist adopted SFAS 115 at June 26, 1994, changing the method of accounting for its marketable equity security from a historical cost basis to a fair value approach. Pursuant to the provisions of SFAS 115, the Association has classified its marketable equity security as "available-for-sale." At June 29, 1996, the Association's marketable equity security was carried at its fair value of $54.8 million, which represents a gross unrealized gain of $34.1 million. The 1996 gross unrealized gain, net of deferred income taxes of $13.1 million, has been reflected as a separate component of patrons' and other equity. At July 1, 1995, the marketable equity security was carried at its fair value of $50.1 million, which represents a gross unrealized gain of $30.1 million. The 1995 gross unrealized gain, net of deferred income taxes of $11.6 million, has been reflected as a separate component of patrons' and other equity.

                                GOLD KIST INC.

                         (DOLLAR AMOUNTS IN THOUSANDS)

      Gains realized on sales and dividends totaled $170 thousand, $1.3 million and $494 thousand and are included in miscellaneous, net for the years ended June 25, 1994, July 1, 1995 and June 29, 1996, respectively.

  (b)Golden Peanut Company

      Gold Kist has a 33 1/3% interest in Golden Peanut Company, a Georgia general partnership. Gold Kist's investment in the partnership amounted to $15.5 million and $17.2 million at July 1, 1995 and June 29, 1996, respectively. In July 1995, Gold Kist made an additional investment of $2.8 million. The partnership has a $450.0 million commercial paper facility supported by lines-of-credit with various banks totaling $220.0 million. At June 30, 1996, borrowings of $105.0 million were outstanding under the commercial paper facility. Summarized financial information of Golden Peanut Company, excluding Alimenta Commodities, LLC, is shown below:

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                                                 1995     1996
                                                               --------- -------
     Current assets..........................................  $ 233,133 154,587
     Property, plant and equipment, net......................     34,385  31,071
                                                               --------- -------
      Total assets...........................................  $ 267,518 185,658
                                                               ========= =======
     Current liabilities.....................................  $ 220,954 128,892
     Accrued postretirement benefit costs....................      5,103   5,308
     Partners' equity........................................     41,461  51,458
                                                               --------- -------
      Total liabilities and partners' equity.................  $ 267,518 185,658
                                                               ========= =======

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                       1994     1995     1996
                                                     --------  -------  -------
     Net sales and other operating income..........  $456,937  429,067  411,938
     Costs and expenses............................   460,291  457,942  415,479
                                                     --------  -------  -------
      Net loss.....................................  $ (3,354) (28,875)  (3,541)
                                                     ========  =======  =======

      Golden Peanut Company's 1994 net loss includes a $3.9 million charge resulting from the adoption of SFAS 106. Gold Kist has included its proportionate share of Golden Peanut Company's adoption of SFAS 106 in equity in loss of partnership in the accompanying 1994 consolidated statement of operations since the amount is not significant.

      In 1994, 1995 and 1996, Gold Kist received $2.1 million in rental income from Golden Peanut Company under an operating lease agreement for peanut shelling and procurement facilities. Gold Kist received procurement commissions, royalties and administrative service fees of $2.7 million, $3.9 million and $3.1 million in 1994, 1995 and 1996, respectively. In addition, Gold Kist purchased $5.4 million, $3.1 million and $2.6 million of inventory from Golden Peanut Company in 1994, 1995 and 1996, respectively.

(10) MAJOR BUSINESS SEGMENTS

  Gold Kist is an agricultural cooperative, with operations located primarily in the southeastern United States, engaged in marketing products and purchasing supplies and equipment for its patrons. Gold Kist also operates non-cooperative businesses engaged in broiler operations, farm and home retailing, and crop and equipment financing. Gold Kist's operations are classified into industry segments as follows:

  The Poultry segment includes cooperative integrated broiler production, processing and marketing operations, as well as subsidiary broiler operations. This segment has decentralized broiler, pork production and cornish game hen facilities.

                                GOLD KIST INC.

                         (DOLLAR AMOUNTS IN THOUSANDS)

  The following table presents certain financial information as to industry segments:

                                             AGRI-   INTERSEGMENT
                                  POULTRY   SERVICES ELIMINATION   CONSOLIDATED
                                 ---------- -------- ------------  ------------
YEAR ENDED JUNE 25, 1994
Net sales volume................ $1,183,729 377,305         --      1,561,034(a)
                                 ========== =======    =======      =========
Net margins from operations..... $   52,177   8,471         --         60,648
                                 ========== =======    =======
General corporate expenses......                                       (6,270)
Other deductions, net...........                                       (4,304)
                                                                    ---------
Margins before income taxes,
 minority interest and
 cumulative effect of accounting
 change.........................                                    $  50,074
                                                                    =========
Depreciation and amortization
expense......................... $   31,234   5,134        883(b)      37,251
                                 ========== =======    =======      =========
Capital expenditures............ $   32,655   3,772        805(b)      37,232
                                 ========== =======    =======      =========
Identifiable assets at June 25,
1994............................ $  375,389 218,111    122,932(b)     716,432
                                 ========== =======    =======      =========
YEAR ENDED JULY 1, 1995
Net sales volume................ $1,255,087 433,450         --      1,688,537(a)
                                 ========== =======    =======      =========
Net margins from operations..... $   34,095   8,420         --         42,515
                                 ========== =======    =======
General corporate expenses......                                       (7,451)
Other deductions, net...........                                       (9,478)
                                                                    ---------
Margins before income taxes and
minority interest...............                                    $  25,586
                                 ========== =======    =======      =========
Depreciation and amortization
expense......................... $   31,551   5,582        952(b)      38,085
                                 ========== =======    =======      =========
Capital expenditures............ $   43,423  17,959        380(b)      61,762
                                 ========== =======    =======      =========
Identifiable assets at July 1,
1995............................ $  418,790 258,461    144,386(b)     821,637
                                 ========== =======    =======      =========
YEAR ENDED JUNE 29, 1996
Net sales volume................ $1,412,083 543,486         --      1,955,569(a)
                                 ========== =======    =======      =========
Net margins from operations..... $   70,191  10,077         --         80,268
                                 ========== =======    =======      =========
General corporate expenses......                                      (11,811)
Other deductions, net...........                                       (6,338)
                                                                    ---------
Margins before income taxes and
minority interest...............                                    $  62,119
                                                                    =========
Depreciation and amortization
expense......................... $   32,303   7,124        636(b)      40,063
                                 ========== =======    =======      =========
Capital expenditures............ $   54,899  18,582        781(b)      74,262
                                 ========== =======    =======      =========
Identifiable assets at June 29,
1996............................ $  498,722 300,827    176,411(b)     975,960
                                 ========== =======    =======      =========

(a) Net sales volume includes export sales amounting to $37,731, $70,113 and $100,089 in 1994, 1995 and 1996, respectively, which have no significant geographical concentration.
(b)Amounts relate to unallocated corporate assets.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THIS OFFERING TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CON-TAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESEN-TATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE SECURITIES COV-ERED BY THIS PROSPECTUS; NOR DOES IT CONSTITUTE AN OFFER TO SELL, OR A SOLICI-TATION OF AN OFFER TO BUY, ANY OF THE SECURITIES COVERED BY THIS PROSPECTUS BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITA-TION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE OF THIS PROSPECTUS.

                               ----------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   5
Gold Kist Inc............................................................   6
Use of Proceeds..........................................................   6
Selected Consolidated Financial Data.....................................   8
Management's Discussion and Analysis of Consolidated Results of
 Operations and Financial Condition......................................   9
Business.................................................................  13
Description of Subordinated Capital Certificates of Interest.............  16
Description of Subordinated Loan Certificates and Subordinated Large De-
 nomination Loan Certificates............................................  21
Experts..................................................................  25
Qualified Independent Underwriter........................................  26
Legal Opinion............................................................  26
Independent Auditors' Reports............................................ F-1
Consolidated Financial Statements........................................ F-3

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


                                     LOGO


                                GOLD KIST INC.

     FIFTEEN YEAR SUBORDINATED CAPITAL CERTIFICATES OF INTEREST (SERIES D)

       TEN YEAR SUBORDINATED CAPITAL CERTIFICATES OF INTEREST (SERIES D)

      SEVEN YEAR SUBORDINATED CAPITAL CERTIFICATES OF INTEREST (SERIES A)

      FIVE YEAR SUBORDINATED CAPITAL CERTIFICATES OF INTEREST (SERIES C)

      THREE YEAR SUBORDINATED CAPITAL CERTIFICATES OF INTEREST (SERIES A)

       TWO YEAR SUBORDINATED CAPITAL CERTIFICATES OF INTEREST (SERIES A)

              ONE YEAR SUBORDINATED LOAN CERTIFICATES (SERIES C)

     ONE YEAR SUBORDINATED LARGE DENOMINATION LOAN CERTIFICATES (SERIES A)

    SIX MONTH SUBORDINATED LARGE DENOMINATION LOAN CERTIFICATES (SERIES A)

                               ----------------
                                  PROSPECTUS
                               ----------------

                               OCTOBER 28, 1996

                               ----------------

                               AGVESTMENTS, INC.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------